As filed with the Securities and Exchange Commission on December 31, 1997
                                         Registration No. O-22969

            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                             Amendment No. 1
                              FORM 10-SB/A


           GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         SYNAPTX WORLDWIDE, INC.
             (Name of Small Business Issuer in its charter)


          Utah                               87-0375342
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


385 Airport Road, Suite A, Elgin, Illinois 60123
(Address of principal executive officers) (Zip Code)


Issuer s telephone number:    (847) 622-0200


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share
(Title of Class)

                 SYNAPTX WORLDWIDE, INC.

                FORM 10-SO

                TABLE OF CONTENTS
                                                            PAGE
                             PART I

ITEM 1.   Description of Business. . . . . . . . . . . .      3

ITEM 2.   Management s Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . .     12

ITEM 3.   Description of Property. . . . . . . . . . . .     20

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . .     20

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . .     22

ITEM 6.   Executive Compensation . . . . . . . . . . . .     25

ITEM 7.   Certain Relationships and Related Transactions     28

ITEM 8.   Description of Securities. . . . . . . . . . .     30

                             PART II

ITEM 1.   Market Price of and Dividends on Registrant s
            Common Equity and Other Shareholder Matters.     31

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . .     33

ITEM 3.   Changes in and Disagreements with Accountants.     33

ITEM 4.   Recent Sales of Unregistered Securities. . . .     34

ITEM 5.   Indemnification of Directors and Officers. . .     35

                            PART F/S

Financial Statements . . . . . . . . . . . . . . . . . .     36
                            PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . .    S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . .    S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . .    S-2


                             PART I

                      Registration Summary

     The following summary is qualified in its entirety by the more detailed information and the financial statements including the notes thereto, appearing elsewhere in this Registration
Statement    .  Except as otherwise indicated, the information in
this Registration     Statement      reflects the recapitalization
of the Company (as more fully explained below) whereby through a reverse merger, the Company s pre-merger shareholders common stock reflects a 1 for 1.75 stock split of the Common Stock in February, 1997 and in connection with the merger agreement with Worldwide Applied Telecom Technologies, Inc., a Delaware Corporation,
( WWATT ), the WWATT pre-merger shareholders of its Common Stock received 3,600,000 shares of the Company s common stock for the 3,271,000 shares of WWATT Common Stock issued and outstanding, representing a stock dividend of 10.058086% as of the merger date, March 12, 1997.

ITEM  1.

Description of Business

     Synaptx Worldwide, Inc. ("Synaptx" or the "Company") provides consulting service, marketing, sales and search assistance within
the telecommunications industry.      The Company is developing
     a national telecommunications sales representative
organization     by hiring qualified sales representatives, or by
acquiring successful regional sales representative organizations.
     Synaptx also intends to make additional acquisitions of
existing telecommunications companies     exhibiting the
potential for growth as equipment manufacturers and software
providers needing developed marketing channels.     Except for the
three acquisitions consummated, as described below, and the two letters of intent, also described below, the Company has no agreements or understandings regarding such possible future acquisitions and has no agreements or commitments to obtain any additional financing. There can be no assurance that financing for any future acquisitions will be available on terms acceptable to the Company or that any future acquisitions will be consummated.


     The Company was incorporated on June 25, 1981 under the laws of the State of Utah as Calico Gold Properties, Inc. and initially engaged in the acquisition and development of mineral resource prospects. The Company engaged in limited mining operations and subsequently ceased its operations and became inactive for several years. In 1995, the Company began to actively investigate and seek mergers with or acquisitions of operating businesses. In 1996, the Company changed its name to In-Touch Interactive Multimedia, Inc. in connection with a previously planned merger that was never consummated.

     On February 10, 1997, the Company entered into a merger agreement (the "Merger") with WWATT. Pursuant to the terms of the Merger, the Company effected a reverse stock split of its outstanding shares of common stock on a one (1) share for one and three-fourths (1.75) shares, and exchanged 3,600,000 shares of authorized but previously unissued shares of the Company's common stock for all the previously issued and outstanding shares of WWATT. An additional 790,000 shares of the Company's common stock were issued for services related to the Merger. As a result of the Merger, WWATT was merged with and into the Company with the Company being the surviving corporation, and the Company changed its corporate name to Synaptx Worldwide, Inc. The aforementioned actions were approved by the Company's shareholders at the Special Meeting of Shareholders held March 12, 1997. Prior to the Merger, there was no affiliation between the Company and WWATT, nor between the officers, directors or principal shareholders of the two respective entities. For accounting purposes, the transaction has been treated as a recapitalization of WWATT, or a reverse merger, with WWATT being treated as the acquirer.

Business Development:

     WWATT was initially conceived and organized on November 3, 1995, with the intent to provide a vehicle to acquire emerging high technology companies in the telecommunications industry. As a result of its Merger with WWATT, the Company is presently committed to the acquisition and development of sales representative organizations and telecommunications equipment manufacturers and software providers. Acquisition candidates will typically be undercapitalized, existing companies that already have
developed products or services that offer         growth potential.
        WWATT completed two acquisitions prior to the Merger, North American Telco/Cable Representatives, Inc.
("NATCRI"), an independent network of senior executives possessing professional relationships in the telecommunications industry, and Maxwell Partners, Inc. ("Maxwell"), an integrated marketing consulting firm that works exclusively with telecommunications and information industry clients. Management believes that NATCRI and Maxwell provide the Company with the marketing and sales support necessary to provide potential future acquisitions with needed marketing channels for their products and/or services. As a result of the Merger, NATCRI and Maxwell became subsidiaries of the Company.

Synaptx Access, Inc. (F/K/A North American Telco/Cable
Representatives, Inc.)

 North American Telco/Cable Representatives, Inc. which has changed its name to Synaptx Access, Inc. (hereinafter referred to as
"Access") is an independent network of     former      senior
executives ( Executive Associates ) whose existing professional relationships in the telecommunications industry provide the
Company with     potential      access to          industry
decision makers. Access was incorporated in Florida     in November
     1994 with the dual objectives of increasing sales for smaller manufacturers and software providers to the telecommunications industry and enabling larger network providers and manufacturers to
utilize the products and services of smaller         firms in a
time-efficient manner. WWATT issued 490,000 shares of its common stock for the acquisition of Access on June 3, 1996, which shares were converted into 539,285 shares of the Company s common stock as a result of the Merger. The acquisition was treated as a pooling of interests.

     Access has developed a         multi-level sales strategy
        to overcome the challenge of selling to larger organizations that are being downsized and in which decisions are
made by only a very few senior executives.        Access Executive
Associates     are expected to orchestrate      meetings with
        industry decision makers,        arrange executive
introductions, and trigger assignment of a     targeted company s
representative      to review proposed products         for
approval     and      purchase.

     Companies     where      Access Executive Associates have
worked or with whom they have      existing relationships include
        equipment manufacturers such as Lucent, Nortel (formerly
Northern Telecom), Siemens, and L.M. Ericcson;         service
providers such as the regional Bell operating companies (RBOCs), AT&T, MCI, Sprint, GTE and other independent telephone companies; competitive access providers and long distance resellers; and
         wireless service providers such as Air Touch, Cellular
One, and Skytel.

     In order to complement the efforts of its Executive
Associates, Access will strive to develop     a national sales
representative organization that will target public and private network providers, utilities, and original equipment manufacturers.


    Success will depend on the hiring of qualified sales
representatives or      through the possible acquisition of
regional sales representative firms that typically employ five to ten employees ( Representatives ). Leads will be generated,
qualified, and tracked through a     centralized      database.
        By taking advantage of senior Executive Associates and
Representatives          contacts, management anticipates that
Access will generate a base of new sales opportunities for     the
     companies     it represents       ( Access Principals )
whose products and/or services Executive Associates and
Representatives will promote and sell.     Access holds annual
sales meetings of its Executive Associates where existing and potential Access Principals

    present      their companies
product lines, marketing plans, and sales strategies to the Access
Executive Associates.         Access is pursuing     a      growth
strategy to     potentially      build a nationwide sales
representative organization by the end of its 1998 fiscal year. By using its existing network of Executive Associate contacts, Access
intends to approach other         equipment manufacturers with
proposals to represent their products to larger customers.

     In addition to its sales activities, Access Executive Associates will investigate, through their professional network contacts, a variety of executive recruiting opportunities. Access accepts search assignments on a contingency basis, charging clients a percentage of a new hire s first-year compensation. Candidates submitted for client consideration are identified in one of two ways. In the first scenario, a client may ask Access to fill a specific position. In this case, the firm contacts members of its Executive Associates network and alerts them to the client s need. Alternatively, Access keeps on file and continually updates a database of resumes from individuals interested in exploring new professional opportunities. Candidates for a specific position may
well be found from within this collection.     During the second
half of its fiscal year ended August 31, 1997, Synaptx placed six
(6) candidates and generated $180,241 in search revenues.

Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.)

     Maxwell Partners, Inc. which has changed its name to Synaptx
Impulse, Inc. (hereinafter referred to as "Impulse"),      was
the Company's second acquisition,     consummated      in October
1996,     Impulse      is an integrated marketing consulting firm
that works with telecommunications and information industry
clients.  Founded in     1990,     its core services include
strategic and market planning, new product launch planning, distribution channel analysis and design, communications program planning and implementation, and event and trade show management. Past and present clients include AT&T, Lucent Technologies, Ameritech, BellSouth, SBC Corporation, GTE, Sprint, Motorola,
Microsoft,     Nortel, Rochester Telephone, SNET, SPSS, Reltec and
Century Telephone. WWATT issued 690,000 shares of its common stock for the acquisition of Impulse on October 1, 1996, which shares were converted into 759,400 shares of the Company s common stock as a result of the Merger. The acquisition was treated as a purchase.

     Access and Impulse will combine to provide the Company's potential future acquisitions with marketing and sales support.
Management of Access has     a      network of     professional
     relationships         to facilitate sales of its sister
companies' products, and Impulse can assist these same companies in developing marketing strategies, distribution channels, and lead-generating communications programs.

ORAYCOM, Inc.

     On June 1, 1997, the Company made its first acquisition of a telecommunications sales representative company, ORAYCOM, Inc. located in Carrollton, Texas ("ORAYCOM"). ORAYCOM was acquired with 142,858 shares of Synaptx common stock. ORAYCOM will operate as a subsidiary of Access. ORAYCOM is a sales representative to the private network, public telephone network, cable operating companies and alternate access provider communication markets.
ORAYCOM currently represents RELTEC and Thomas &      Betts      in
addition to other clients.     For additional information on this
acquisition, see the August 31, 1997 financial statements, footnote
2 in Part F/S.

     Employing seven (7) people and operating out of leased office
space in Carrollton, Texas, ORAYCOM s employees     are      based
in strategic territories to meet their customers  needs,
serving      North and Southeast Texas, Oklahoma, Arkansas,
Arizona, New Mexico, Nevada and Southern California.  Revenues
represent the earning of commissions on its customers     (i.e.,
Access Principals)     sales.  These commissions range from 3.5% up
to 8%, depending on the sophistication of the customers products and services represented.

     The Company intends to make additional acquisitions as financing and business conditions warrant, although there can be no assurance that the Company will be able to finalize any future acquisitions. The Company intends to make its acquisitions with Synaptx securities, employing tax-free exchanges for the stock of the to-be-acquired companies. Contingent earn-out payments of the
    additional      common stock     may      be     earned      on
    growth-oriented       revenue and profit hurdles.

Marketing and Business Strategy

     The Company's primary objective is to acquire emerging high technology companies in the telecommunications industry that have
limited market access,    represented by low market share and/or
limited geographic scope.     The Company will provide marketing
assistance, access to         industry decision makers, an
experienced sales team, management expertise, financial direction and executive recruiting services in an effort to build revenues and profits. Because such companies typically service a sharply defined niche market, they will generally function more as OEM suppliers than direct competitors to major equipment manufacturers. The Company's objective is to strengthen each acquisition's income statement and balance sheet to the point where it can operate as a self-sustaining subsidiary. Toward this end, the Company has set the following objectives:

     (a) Acquire high technology companies and help them to maximize their performance;

     (b) Achieve industry status and recognition as a growth facilitator for small and emerging high technology companies within the telecommunications industry;

     (c)Build the Company into a significant participant in the telecommunications industry; and

     (d)  Optimize return on investment for     stockholders.

     The Company's strategy is designed to enable its future subsidiaries to either sell directly to network providers or through larger manufacturers on an original equipment manufacturer
(OEM) basis.  In some cases, the Company     may      have the
flexibility to distribute its products through large suppliers that are burdened with proprietary rather than open standards based products. To maintain and improve its competitive position, the Company seeks to acquire companies that develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. In striving toward its business objectives, the Company intends to implement the following key strategies:

     (a) Acquire firms that are cash flow positive or have the
     potential to generate     positive      cash flows within the
     first year following acquisition.

     (b)  Build, through     new employee hires and acquisitions,
          a national telecommunications sales representative organization targeting public and private network providers, utilities, and original equipment manufacturers;

     (c) Identify and acquire small telecommunications suppliers with unique, proven product lines that have demonstrated uneven sales success;

     (d)  Use the Company's expertise to sell products in wider
     geographic areas and broader market areas to         increase
     revenue;

     (e)  Establish relationships     that may potentially lead
          to international import and export opportunities;

     (f) Establish and operate acquired companies as independent profit centers, with all intracompany transactions handled on an arm's length basis; and

     (g)  Raise performance of subsidiaries to predetermined levels
     where they can become self-sustaining     businesses.

     The above are the stated future goals of the Company, however
there      can be no assurance that the Company will be able to
make future material acquisitions or that it will ever achieve its expressed goals.

     Management believes that the cost of building a distribution network is equal to or greater than the cost of developing a
product.  As a result, many small technology companies     do not
allocate sufficient resources      to develop distribution channels
and thus fail to realize their full potential.  The Company intends
to seek out suppliers that possess     proven      technology but
have been unable to realize their full potential because of limited sales and marketing skills and/or their inability to raise capital.
The Company's management group and advisors have         experience
in the management of suppliers to the telecommunications industry. Moreover, the Company plans to capitalize on the current trend in downsizing in larger companies by offering products that replace labor or perform functions that are likely to be outsourced.

Potential New Acquisitions and Product Lines

     The dynamics of the telecommunications industry will dictate the types of products Synaptx will seek to acquire in the future. Primary targets will be products that facilitate management of elements within decentralized, distributed telecommunications networks and the environments in which they operate. Synaptx will
seek out technology         that brings value to its customers in
terms of quality improvements or cost reductions.

     Synaptx intends to focus on acquiring companies that compete
in     any of      the following product-market segments:

     (a) Advanced intelligent network software and hardware platforms;

     (b)  Emerging broadband transmission technologies (e.g. xDSL);

     (c) Wireless transmission and switching technologies, especially PCS systems;

     (d)  Network management technologies (software and hardware);

     (e) Convergent billing systems that accommodate wireline and wireless, local and long distance in a single system;

     (f) Customer care systems (especially expert software systems);

     (g) Products that maintain the environment in which network elements are housed such as central office enclosures, outside plant cabinets, cement vaults, and next generation termination devices; and

     (h)  Products     with      features     that      include
     testing and early warning of network component failures.

     Management believes that      increasing market competition
demands that new products address the issues of product creation, product delivery, and product assurance in both public and private networks. Synaptx will strive to address the needs of emerging companies and the needs of existing companies that continue to use embedded legacy maintenance systems. Synaptx will focus on products that have the ability to respond to a demanding and changing customer base. Application flexibility will be a critical product attribute.

     In addition to product-oriented acquisitions, the Company will
also endeavor to build through     new employees and acquisitions
     a nationwide sales representative organization by the end of 1998. It is anticipated that acquired firms will be local or regional in scope, will generally employ five to ten
representatives,     and will bring with them established product
lines that support the Company s strategic direction.

     The Company anticipates making future acquisitions by primarily using its capital stock. If necessary, the Company plans to finance or seek outside financing for potential requirements of cash. Although the Company is currently exploring additional acquisition opportunities, the Company has no agreements regarding such possible future acquisitions and has no agreement or commitments to obtain any additional financing. There can be no assurances that financing for any future acquisitions will be available on terms acceptable to the Company or at all, or that any future acquisitions will be consummated.

     On May 16, 1997, the Company     signed      a letter of
intent ("letter agreement") to acquire a Chicago-based sales representative organization. Under the proposed terms of the letter agreement the Company would purchase all of the outstanding capital stock and pay $2,000,000 in stock and cash. Additionally, the proposed terms called for an earn-out of additional stock over the next two years based on the acquiree achieving certain defined revenues and earnings before income taxes targets. Employment agreements would also be entered into with the three key managers of the business.

    Although the letter agreement has expired,
negotiations are still in place.      At this time, no definitive
agreements have been entered into,     and there can be no
assurance that the acquisition will be finalized.

     On May 13, 1997, the Company     signed      a letter of
intent ("letter of intent") to acquire a Minneapolis-based sales representative organization. Under the proposed terms of this letter of intent, the Company would purchase all of the outstanding capital stock. The letter of intent also calls for the development of mutually agreeable employment agreements with the principals of
the business.      Although the letter of intent has expired,
negotiations are still in place.      At this time,     no specific
terms or      definitive agreements have been entered into,     and
there can be no assurance that the acquisition will be finalized.

Competition

     The telecommunications industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, and rapid changes in customer requirements. Synaptx's competitors will vary from market to market depending upon which companies are acquired and become Synaptx subsidiaries. Principal competitive factors affecting the market for subsidiary products include product reputation, quality, performance, price, professional service, and customer support. Features such as adaptability, scalability, ability to integrate with other products, functionality, and ease of use are key product differentiators. Synaptx intends to empower its subsidiary companies to compete by using the Access sales team and Impulse s integrated marketing expertise.

Facilities

     The Company's principal place of business is located at 385 Airport Road, Suite A, Elgin, Illinois 60123, and consists of approximately 8,800 square feet of office space. This facility is subject to a lease which expires on January 31, 1998. Impulse also leases office space in Atlanta, Georgia consisting of 2,733 square feet of space, with a lease expiration date of June 30, 1998.

     On August 1, 1997, Impulse signed a lease for office space in downtown Elgin, Illinois (a northwest Chicago suburb), covering approximately 19,760 square feet of space. The lease extends for seven (7) years, commencing January 1, 1998 with occupancy planned for early January of approximately 15,000 square feet with the remaining area left unfinished for future expansion, as needed. Monthly rents start at $10,597 and have a fixed escalation of approximately three and one-half percent (3.5%) per year on each anniversary date of the lease. On a straight-line basis, the monthly cost of the lease is approximately $12,000. This facility is considered adequate to support the future office space needs for Impulse and Access and the projected sales representative organization to be acquired to serve the upper Midwest.

     ORAYCOM s office facility covers 2,000  square feet of space
with the lease term extending to     July 31,     2002.

Litigation

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Employees

     As of     November 1,     1997 the Company employed     30
     full-time     and 3 part-time      individuals, consisting of
3 executive officers,     24      professional and sales
representatives, and 6 office staff personnel.  In addition to its
full-time employees, the Company     uses      the services of
certain consultants, writers and design professionals on a contract basis. Management presently anticipates hiring additional employees as business warrants and as funds become available.

 ITEM 2.  Management s Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing
elsewhere in the      Form 10-SB/A.

Overview

     The Company is a fully integrated service provider of consulting, marketing, sales advice and implementation strategies
serving customers in the telecommunications industry.     These
services include planning marketing programs and developing of sales and marketing literature for print and electronic media for which consulting fees are charged and production revenues are generated, representing certain product lines of customers serving the telecommunications industry as sales representatives whereby commission revenues are being earned, and executive placements of telecommunications industry personnel, primarily for sales and marketing positions, are being made for which executive placement fees are being realized as revenues based on an agreed upon percentage of the salary and other compensation of individuals
hired by our clients.       The Company operates in one business
segment.  The Company s fiscal year is August 31.  Unless otherwise
noted, references to fiscal     1996 or 1997      relate to the
fiscal years ended August 31,     1996 and 1997,     respectively.

     The Company s objective is to use its         knowledge of the
telecommunications industry to acquire and improve equipment manufacturers and software developers. Targeted acquisition candidates would include companies that have demonstrated an ability to envision, design and commercialize unique products.
Once such an entity is acquired, the Company will direct its sales, marketing and managerial resources toward achieving increased revenues and earnings. To date, the Company has only acquired companies that support its core services of consulting, marketing
and sales.     They      will be the foundation to     help
create the     potential      revenues and earnings growth for
target acquirees.

     The Company currently provides consulting services, marketing support services and the development of collateral marketing materials, and sales channel advice. Additionally, the Company has entered the employment search business charging fees for individuals hired by client companies based on a negotiated percentage of the new employee s total first year recurring compensation. Revenues of the Company consist of fees for professional services which are estimated in advance, quoted, negotiated and then formalized via contract or purchase order. These professional fees are therefore structured as fixed price arrangements which in accordance with the Company s terms and conditions can be and are regularly billed in advance. Because these billings often precede the work being performed, revenues are only recognized as work is performed. Accordingly, any excess of professional fee billings over professional fees earned are reflected as a current liability, that is, deferred revenue. Additionally, the Company bills for collateral material production and the placement of ads which are marked-up based on industry standards. These revenues are recorded when the item is produced.

     Cost of sales and revenues consist primarily of the cost of labor in providing professional services representing salaries and benefits for employees and direct costs for outside independent professionals, copywriters and designers (sometimes referred to herein as freelancers ). Production and ad placement costs represent amounts invoiced from suppliers. If the vendor has not provided an invoice at the time of revenue recognition, such costs are accrued at the estimated cost for which the production or ads were billed.

     Selling, general and administrative expenses consist primarily of marketing and administration expenses which include salaries, benefits and associated taxes, rent and other general office expenses.

     The Company s ability to continue as a going concern is contingent upon its ability to secure additional financing, complete a secondary private placement, and attain profitable operations. In addition, the Company s ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

Results of Operations

     The following table sets forth, for fiscal     years ended
August 31, 1997 and 1996,     certain items from the Company s
Consolidated Statements of Operations expressed as a percentage of
net sales. Results for the fiscal     years      ended     1997 and
1996      include the consolidated operations of Synaptx and Access
(utilizing pooling of interests accounting) while the results
        include     eleven      months of Impulse operations
subsequent to its October 1, 1996 acquisition date     and three
months of ORAYCOM operations subsequent to its June 1, 1997
acquisition date,     which are not reflected in prior periods
since the     acquisitions are      presented under the purchase
method of accounting.
                                        Fiscal Years Ended
                                             August 31,
                                       1997           1996
     Net Sales and Revenues           100.0%         100.0%
     Cost of Sales                     71.4%          86.9%
          Gross Profit                 28.6%          13.1%
     Selling, general and
       administrative expenses         43.9%          61.2%
          Operating loss              (15.3%)        (48.1%)
     Interest expense                  (1.4%)           -
     Net loss                         (16.7%)        (48.1%)

Year Ended August 31, 1997 Compared to Year Ended August 31, 1996

     The Company s net sales and revenues increased by $3,455,471
 or   2,372%, from $145,653 for the fiscal year ended August 31,
1996 ( 1996") to $3,601,124 for the fiscal year ended August 31, 1997 ( 1997"). The acquisition of the Impulse subsidiary in October, 1996 resulted in the addition of marketing services and production revenues of $3,155,053 in 1997 or 91.3% of the increase. Production revenues reflect charges for printing (including the cost of paper), photography, hiring of models, advertising placed in various media for which Impulse is able to add a mark-up for negotiating and monitoring the vendors who provide such services. Standard industry mark-up rates are normally used for these services. Marketing services and production revenues were primarily derived from telecommunications industry customers of which three represented 21%, 21% and 34%, respectively, of total revenues. Executive placement fee revenues began in the third quarter of 1997, adding $180,241, or 5.2 % of the increase, from this new revenue source. Most of the remaining increase resulted from the acquisition of ORAYCOM in June, 1997 which added $119,005 of commission income, or 3.4% of the increase.

     Cost of sales and revenues increased by $2,444,906 in 1997, or 1,932%, from $126,561 in 1996 to $2,571,467 in 1997. The acquisition of the Impulse subsidiary in October, 1996, results in the addition of cost of revenues for marketing services and production revenues of $2,252,403. The Search business added $33,869 to cost of revenues for Executive placement fees. Most of the remaining increase resulted from the acquisition of ORAYCOM in June, 1997 which added $153,558 to cost of revenues for commission income. As a percentage of net sales and revenues, cost of sales and revenues decreased from 86.9% in 1996 to 71.4% in 1997.

     The Company s gross profit margin, was 28.6% and 13.1% for 1997 and 1996, respectively. The increase in gross profit margin of 15.5 points in 1997 is attributable to the gross margin on marketing services and production from the Impulse acquisition which generated a 28.6% gross margin and executive placement fees which generated an 81.2% gross margin. These higher gross margin additional activities were offset by a 29.0% negative gross margin from the ORAYCOM acquisition.

     Selling, general and administrative expenses, including depreciation and amortization, increased by $1,490,135 in 1997 or 1,626%, from $91,633 in 1996 to $1,581,768 in 1997.

     The acquisition of Impulse results in the addition to selling, general and administrative expenses of $1,011,399. The acquisition of ORAYCOM resulted in the addition to selling, general and administrative expenses of $20,703. As a percentage of net sales and revenues, selling, general and administrative expenses, including depreciation and amortization, decreased from 62.9% for 1996 to 43.9% for 1997.

     Net interest expense increased from none for the year 1996 to $50,444 or 1.4% of net sales and revenues for 1997. The increase in interest expense includes $36,666 from the acquisition of the Impulse subsidiary whose operations are included herein for the eleven months since its October 1, 1996 purchase date. The bank line of credit and note supporting this interest expense bear interest at the bank s internal rate which approximated 11% during the period. Additionally, $1,533 of interest expense resulted from the acquisition of the ORAYCOM subsidiary whose operations are included herein for the three months from its June 1, 1997 acquisition date. The bank line of credit supporting part of this interest expense bears interest at 13.25% and capital leases supporting the remainder bears interest from 14.00% to 26.75%. The remaining $12,245 results primarily from noncash interest expense incurred by Synaptx for warrants issued below fair market value supporting a short-term note borrowing of $40,000 for the period August 30, 1996 through December 3, 1996 bearing interest at 15.00% annually. This note was repaid by the due date.

Net Operating Loss

     The Company has accumulated approximately $500,000 of net
operating loss carryforwards as of     August 31,     1997, which
may be offset against taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The
carry-forwards expire in the year     2012.      In the event of
certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial
statements for the     years      ended August 31,     1997 or
1996         because there is a 50% or greater chance that the
carryforward will not be utilized. Accordingly, the potential tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

Liquidity and Capital Resources

     The Company s principal cash requirements are for selling, general and administrative expenses, primarily outside consultants such as independent contractors who provide design, copywriting and professional marketing and sales consulting services, employee costs, funding of accounts receivable, capital expenditures and funding of acquisitions. The Company s primary sources of cash have been from an initial private placement of the Company s common
stock which raised     $753,993      of net proceeds plus cash
derived from operations. The Company is investigating various sources for additional financing, including both equity infusion and debt facility arrangements.

     During the year ended August 31, 1996, the Company acquired Access for 541,842 shares of common stock. The transaction was accounted for as a pooling of interests, therefore the financial statements have been restated to include the accounts of Access for the twelve months ended August 31, 1996.

     For the year ended August 31, 1996, cash decreased from $11,342 at the beginning of the year to none at the end of the year. Net cash provided by operations was $11,658 mainly attributable to non-cash expense items (depreciation and rent) of $4,100 and an increase in accounts payable and accrued expenses of approximately $90,000 offset by the net loss of $72,541 and the increase in accounts receivable of approximately $10,000.

     Net cash used in financing activities was $23,000 primarily attributable to an advance of $50,000 to Maxwell Partners, subsequently acquired and renamed Synaptx Impulse, plus an increase in deferred placement costs of $5,000, and offset by an advance of $32,000 from an officer.

     During the year ended August 31, 1997, the Company s results included the acquired Impulse subsidiary, for eleven months, starting from October 1, 1996, the Impulse acquisition date. Impulse was acquired for 759,401 shares of the Company s common stock. Also, during the year ended August 31, 1997, the Company s results included the acquired ORAYCOM subsidiary, for three months, starting from June 1, 1997, the ORAYCOM acquisition date. ORAYCOM was acquired for 142,858 shares of the Company s common stock.

     For the year ended August 31, 1997, cash increased from none at the beginning of the year to $58,265 at the end of the year.
Net cash used in operating activities was $445,674 due mainly to the net loss of $602,555, offset by non-cash depreciation and amortization expenses of $197,287, and a net increase in non-cash working capital items of approximately $40,000. This net increase resulted from the Company's revenue growth for the year ended August 31, 1997 requiring financing for increased accounts receivable of $396,760, resulting primarily from the Impulse acquisition's revenue growth. Additionally, the Company reduced accrued expenses and taxes by $281,803 and increased other current assets by $17,896. Offsetting these uses of cash were the utilization of vendors as a financing source exhibited by an increase in accounts payable of $391,353 and an increase in deferred revenues of $264,700, representing work billed in advance of performance in accordance with contractual terms and conditions.

     Net cash used in investing activities was $177,456 attributable to fixed asset additions of $75,607, cash paid for acquisitions of $43,231, and additions to other long-term assets of $58,618.

     Cash provided by financing activities was $681,395 due primarily to net proceeds from stock issuance of $769,321, a $50,000 decrease in advances to Synaptx Impulse, offset by reductions in both long-term debt of $100,908 (resulting from acquisitions accounted for under the purchase method of accounting) and advances from an officer of $32,000.

     In March, 1997, the Company raised     $753,993      from the
net proceeds of its private placement offering of 1,430,800 shares of the Company s common stock of which 898,074 shares were issued.
     Additionally, in June, 1997 the Company raised $7,828 from the issuance of 3,591 shares of common stock related to a stock rights offering allowing existing shareholders to purchase one share of common stock for every three shares held.

     The Company has a revolving line-of-credit with a bank for $250,000, due to expire May 1, 1998. Furthermore, the Company also has a $26,107 term note with a maturity date of December 30, 1997. This term note was subsequently extended to March 1, 1998. Borrowings under the line-of-credit and the outstanding principal and interest on the note are collateralized by substantially all of the Company's assets and bear interest at the bank's floating interest rate (currently 10.99%). The line-of-credit and the note are further secured by commercial guaranties of two of the shareholders and Synaptx.

     The Company s current expansion plans are primarily related to
the acquisition of sales representative organizations     with the
goal of creating the      first nationwide telecommunications sales
representative channel of distribution.  Furthermore, acquisition
targets are being identified and     preliminary      discussions
have ensued     for the

    potential      acquisition of
telecommunications hardware and service providers. These
possible      acquisitions are expected to be consummated primarily
for Synaptx stock. However, part of these acquisitions can be expected to require the use of cash for noncompete agreements with key employees and possibly past performance liabilities to the selling shareholders. Management anticipates that cash needed to finance possible acquisitions in the near term will be generated from operations which are expected to begin generating cash from
operations beginning in the     first      quarter of fiscal
1998      and from additional private placement financing.  There
can be no assurance that such financing can be obtained.

     On August 1, 1997, Impulse signed a lease for office space in downtown Elgin, Illinois (a northwest Chicago suburb), covering approximately 19,760 square feet of space. The lease extends for seven (7) years, commencing January 1, 1998 with occupancy planned for early January of approximately 15,000 square feet with the remaining area left unfinished for future expansion, as needed. Monthly rents start at $10,597 and have a fixed escalation of approximately three and one-half percent (3.5%) per year on each anniversary date of the lease. This facility is considered adequate to support the future office space needs for Impulse and Access and the projected sales representative organization to be acquired to serve the upper Midwest. The estimated cost of relocation of $70,000 is expected to be financed from current operations.

Recent Accounting Pronouncements

     In March 1997, the Financial Accounting Standards Board issued
SFAS No. 128,  Earnings Per Share.   The new standard simplifies
the methods for computing earnings per share and requires the preparation of two new amounts, basic and diluted earnings per share. When the Company adopts SFAS No. 128, it expects to report the following restated amounts for the fiscal periods:

     Basic                           $ (0.14)       $ (0.04)
     Diluted                         $ (0.14)       $ (0.04)

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income . The new standard discusses how to report and display comprehensive income and its components. This standard is effective for years beginning after December 15, 1997. When the company adopts this statement, it is not expected to have a material impact on the presentation of the Company s financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information . This standard requires enterprises to report information about operating segments, their products and services, geographic areas, and major customers. This standard is effective for years beginning after December 15, 1997. When the company adopts this statement, it is not expected to have a material impact on the presentation of the Company s financial statements.

Inflation

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain      forward-
looking statements.         The Company wishes to advise readers
that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to complete material acquisitions of operating companies, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM 3.  Description of Property

     The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM 4.  Security Ownership of Certain Beneficial Owners and
     Management

     The following table sets forth information, to the best of the Company s knowledge, as of November 17, 1997, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

 Name and Address        Amount and Nature of         Percent
of Beneficial Owner      Beneficial Ownership(1)      of Class(2)
Ronald L. Weindruch *         1,669,218(3)              32.00%
385 Airport Road
Suite A
Elgin, IL 60123

D. Mike Maxwell *               561,667(4)              10.59%
385 Airport Road
Suite A
Elgin, IL 60123

Richard E. Hanik *             77,416(5)                 1.48%
385 Airport Road
Suite A
Elgin, IL 60123

William N. Kashul, Sr. *         77,042(6)               1.46%
385 Airport Road
Suite A
Elgin, IL 60123

Peter B. Atwal *                 16,509(7)               0.32%
385 Airport Road
Suite A
Elgin, IL 60123

Jerome Rhattigan                269,643                  5.18%
1612 Bridgewater Drive
Heathrow, FL 32746

Aegir International
Investments, Inc.(8)            266,692                  5.12%
P.O. Box HMI387
Hamilton, Bermuda HMFX

All directors and
executive officers as a       2,401,852(9)              45.85%
group(5 persons in group)
    *     Director and/or executive officer

Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

(1) Share amounts include, where indicated, Common Stock issuable upon the exercise of certain stock options and stock warrants held by the Company's directors and executive officers at exercise prices ranging from $0.0909 to $0.9995 per share which are exercisable within sixty days.

(2) Based upon     5,208,660      shares of common stock
    outstanding on     November 17, 1997.     Percentage ownership
    is calculated separately for each person on the basis of the
    actual number of outstanding shares as of     November 17,
    1997      and assumes the exercise of certain stock options
    held by such person (but not by anyone else) exercisable within sixty days.

(3) Includes 44,024 shares of stock held in the names of Mr.
    Weindruch s children.  Includes     7,337      shares which
    may be acquired by Mr. Weindruch pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.9995 per share.

(4) Includes 400,062 shares held by Mr. Maxwell s wife and 66,036 shares held by Mr. Maxwell s children and their spouses, as to which Mr. Maxwell disclaims any beneficial ownership. Also
    includes     7,337      shares which may be acquired by Mr.
    Maxwell pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of
    $0.9995 per share,     3,669      shares which may be
    purchased by Mr. Maxwell s wife pursuant to the exercise of stock purchase options exercisable within 60 days at the
    average exercise price of     $0.9086      per share,
    2,019 shares which may be purchased by Mr. Maxwell s daughter-in-law pursuant to the exercise of stock purchase options exercisable within 60 days at the average exercise price of
    $0.9086 per share,      and 82,544 shares which may be
    acquired by Mr. Maxwell pursuant to the exercise of stock purchase warrants exercisable within sixty days at the average
    exercise price of     $0.9086      per share.

(5) Includes 5,000 shares held in the names of Mr. Hanik s
    children.      Also      includes     7,337      shares which
    may be acquired by Mr. Hanik pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.9086 per share.

(6) Includes     77,042      shares which may be acquired by Mr.
    Kashul pursuant to the exercise of stock purchase options
    exercisable within sixty days at the average exercise price of
        $0.3245      per share.

(7) Includes     16,509      shares which may be acquired by Mr.
    Atwal pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.9086 per share.

(8) To the best knowledge of the Company, Aegir International Investment, Inc. is 99% owned by Harbor Finance, Ltd., a Bermuda company which is the nominee of a Bermuda law firm which acts as nominee for the beneficial interest of a client(s).

(9) Includes     203,794      shares which are issuable upon the
    exercise of certain stock options and stock warrants held by the Company s directors and executive officers at exercise prices ranging from $0.0909 to $0.9995 per share,
    representing an average exercise price of $0.6943 per
    share,     which are exercisable within sixty days.

ITEM 5.  Directors, Executive Officers, Promoters and Control
         Persons

Executive Officers and Directors

    The executive officers and directors of the Company are as follows:

           Name              Age            Position
Ronald L. Weindruch. . .     50      President, C.E.O. and
                                     Director
William N. Kashul, Sr.       64      Director
D. Mike Maxwell. . . . .     57      Executive Vice President
                                     and Director
Peter B. Atwal . . . . .     41      Director
Richard E. Hanik . . . .     50      Secretary, Treasurer and
                                     C.F.O.

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

    None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the directors and/or officers, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

    The business experience of each of the persons listed above during the past five years is as follows:

    Ronald L. Weindruch is the founder, Chairman and Chief Executive Officer of Synaptx as well as the founder of Access. Mr.
Weindruch     is the former      Chairman of the Sanford Airport
Authority in Sanford, Florida. Prior to founding Access in 1994, he held a variety of senior management positions with Siemens, including senior vice-president of operations at Siemens Stromberg-Carlson. Prior to beginning with Siemens in 1984, Mr. Weindruch served as director of marketing for the Nortel (formerly Northern Telecom) DMS 100 switching system and was also group director of business development for Nortel's digital switching group.
Mr. Weindruch holds an M.B.A. degree from George Washington
University     and a B.S. degree from the University of
Illinois.

    D. Mike Maxwell is Executive Vice President of Synaptx. He founded Impulse in 1991 which was acquired by WWATT on October 1, 1996. Additionally, he has founded Pet Care, Inc., Paw Island Limited Partnership, and the National Cellular SAFETALK Center, Inc. He has over twenty years of marketing and sales experience in the telecommunications industry, with expertise in marketing services, market plan development and execution, marketing and sales training, sales planning and management. Mr. Maxwell has been in the marketing services business since 1984 when he was named vice president of sales for Warner-Little Text, a consumer telecommunications and enhanced subscriber services subsidiary of Warner Communications. Prior to joining Warner-Little Text, he was the director of marketing for Consolidated Communications, a diversified communications company. Mr. Maxwell has served as chairman of the marketing committee of the U.S. Telephone
Association and is an active member of     the International
Engineering Consortium's Executive Advisory Council      for the
Business and Marketing Institute. Mr. Maxwell holds a B.A. degree from Eastern Illinois University.

    William N. Kashul, Sr. is President of Kashul Consulting,
Inc., a Chicago-based telecommunications consulting firm. Prior to forming his firm in 1994, Mr. Kashul was a regional vice president of Strategic Account Development, North America, for Northern Telecom, Inc. Mr. Kashul began his telecommunications career in the U.S. Army in 1953. He joined BTE Automated Electric as an engineer in 1956 and went to ITT Kellogg as a project engineer in 1959. He joined Stromberg-Carlson as a senior sales engineer in 1967 before going to Northern Telecom in 1972. Mr. Kashul is a
member of the International     Engineering Consortium's
Executive Advisory Council and holds an M.B.A. from the University of Chicago.

    Peter B. Atwal has over twenty-two years experience in the telecommunications and data communications industry and has worked in research and development, switching systems and operations support systems. Mr. Atwal is the Chief Technology Officer for ISR Global Telecom, a network management provider. In this capacity, he is responsible for development of TMN Toolkit products, turnkey projects for service platforms, interworking units and network and element management solutions based on TMN principles and standards. Mr. Atwal previously worked as a research and development manager for Siemens, and as a consultant for Logica, Inc. Mr. Atwal holds a BSC degree in computer science from London University.

    Richard E. Hanik is Chief Financial Officer, Secretary and Treasurer of Synaptx. In 1994 he joined Impulse which was acquired on October 1, 1996, and was appointed C.F.O. following WWATT s acquisition of Impulse. Prior to joining Impulse, Mr. Hanik had 11 years of telecommunications business development and financial experience with Ameritech, in their cellular and paging operations. While at Ameritech, Mr. Hanik was instrumental in their acquisition of numerous paging businesses and developed the initial financial system when cellular operations first began in October, 1983.
Prior to that he spent four years as an Audit Manager with Deloitte & Touche. Mr. Hanik also held various financial positions at Chemetron Corporation, then a Fortune 500 company, including Division Controller and Internal Audit Director. Prior to Chemetron, he served as Controller of the Illinois Housing Development Authority and started his career as an auditor with Arthur Andersen & Co. Mr. Hanik is a member of the American Institute of Certified Public Accountants and the Illinois Society of CPAs, and holds a B.A. degree from DePaul University.

ITEM 6.  Executive Compensation

Employee Stock Option Plan

    The Board of Directors and a majority of the shareholders of the Company have approved and adopted the Company s 1996 Stock Option Plan (the Plan ). The purpose of the Plan is to encourage stock ownership by management employees of the Company, to provide an additional incentive for those employees to contribute to the success of the Company and to provide the Company with the opportunity to use stock options as a means of recruiting new managerial personnel where appropriate.

    The Plan authorizes the grant of options which qualify as incentive stock options under Section 422A of the Internal Revenue Code ( qualified options ), as well as stock options which do not qualify under that section of the Code ( nonqualified options ). The Plan is administered by the Board of Directors of the Company. The Board is authorized to select the individual employees to receive options under the Plan, the number of shares subject to each option, the option term and other matters specified in the Plan.

    The Plan provides that the exercise price of any option may not be less than 100% of the fair market value of the Company s stock at the date of grant. Options must be granted within ten years from the date the Plan was approved by the Company s shareholders.

    A maximum of     1,450,000      shares of the Company s common
stock are authorized for issuance pursuant to options granted under the Plan, subject to adjustments to prevent dilution or enlargement of rights of participants in certain circumstances. As of
November 17, 1997      there were     636,371      stock options
issued     and outstanding      under the Plan of which     289,218
     are exercisable at an option price per share ranging from $0.09086 to $3.36 per share and with expiration dates from
October, 1998 through     November      2002.

    In addition to the shares of the Company's common stock available under the Plan, the Company has also issued nonqualified stock options outside of the Plan. In July 1996, nonqualified options to purchase 33,018 shares of the Company's common stock at an option price of $0.9086 per share were issued to the outside members of the Board of Directors for their services. In October 1996, one of the outside directors was granted nonqualified options to purchase 55,030 shares of the Company's common stock at an option price of $0.0909 per share for his services in identifying
the Impulse acquisition.  As of     November 17, 1997,     all
88,048 of the nonqualified options are outstanding and exercisable.

Profit Sharing Plan

    The Company s subsidiary, Synaptx Impulse, Inc., sponsors a qualified employee savings plan (commonly referred to as a 401K plan ) for all eligible employees, including all the officers of the Company. Participants may make contributions from their gross pay (limited to 15% of the employee s compensation, as defined), with Synaptx Impulse, Inc. matching such contributions (subject to certain limitations) at the rate of 25% of the first 6% of each participant s contribution. No other deferred compensation plan is currently in place.

    The Company s subsidiary, ORAYCOM, Inc., sponsors a SEP/IRA plan for all eligible employees. Participants may make contributions from their gross pay (limited to $9,500 of the
employee s compensation, as defined).      ORAYCOM      does not
provide a matching contribution. It is anticipated that the ORAYCOM employees will be phased into an overall Synaptx Worldwide corporate 401k plan in the near term.

Compensation

    The following table sets forth all compensation actually paid or accrued by the Company for services rendered to the Company for
the years ended August 31, 1995,     1996 and 1997      to the
Company s Chief Executive Officer and Executive Vice President.  No
    other      executive officer of the Company has earned a salary
greater than $100,000 annually for any of the periods depicted.

                   Summary Compensation Table

                                               Other      All
                                               Annual    Other
Name and                                       Compen-  Compen-
Principal Position     Year   Salary   Bonus   sation   sation(1)
Ronald L. Weindruch,   1995  $   -0-    $ -0- $ -0-   $ 21,200
  President, C.E.O.    1996  $ 18,000   $ -0- $ -0-   $110,500
                       1997  $108,000   $ -0- $ -0-   $126,000

D. Mike Maxwell,       1995  $   -0-    $ -0- $ -0-   $   -0-
  Executive Vice       1996  $   -0-    $ -0- $ -0-   $   -0-
  President            1997  $130,500   $ -0- $ -0-   $   -0-


(1) Consulting and commission income.

Employment Agreements

    The Company has entered into an employment agreement with its President and CEO which currently provides for an annual salary of
    $122,500 per year.      This agreement also provides for an
increase in compensation to $144,000 per year when the consolidated sales and revenues run rate defined as three consecutive months
reaches     $15      million annually, a bonus based on Company s
performance as defined by the Board of Directors         and other
incentives upon achieving certain other performance hurdles. The term of this employment agreement expires August 31, 1998 but automatically renews on an annual basis, unless acted upon by the Board. If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term.

    The Executive Vice President of the Company has an employment agreement with a subsidiary of the Company which expires on August 31, 1998 but has an automatic annual renewal provision. This
agreement provides for an annual salary of     $137,500      and a
bonus based on the subsidiary s performance (as defined by the subsidiary s Board of Directors) not to exceed 33% of base compensation. If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term.

    In conjunction with      the acquisition of ORAYCOM, Inc. on
June 1, 1997,    an employment agreement was entered into between the
Company and ORAYCOM's      founder and president, O. Ray
Strickland.        Among other things,     the agreement provides
     for annual compensation of $120,000 per year and a commission of 5% on all commission revenues generated within the Southwest U.S. territories that he manages. This employment agreement extends through June 1, 2000.

    The Company, through its subsidiaries, has     six      other
employment agreements, including one with the remaining officer of
the Company.     Four of these      agreements provide for annual
salaries ranging from     $74,500 to $97,500      and expire on
December 31, 1997 with the exception of one agreement which expires
on August 31, 1998.        If the employee is terminated without
cause during the         term of their agreement, the Company is
liable for nine months of regular compensation.     The remaining
two agreements were entered into as of November 1, 1997 and provide for annual salaries of $84,000 and $96,000, respectively, and expire on September 30, 2000. If either of these employees are terminated without cause during the term of their agreements, the Company is liable for six months of regular compensation. All of these employment agreements provide for automatic renewal.

    The aggregate commitment for future salaries, excluding bonuses, under these employment agreements is approximately $1,291,000. The following amounts apply to each of the fiscal years ending August 31: 1998-$706,000, 1999-$300,000, 2000-
$270,000, and 2001-$15,000.

ITEM 7.  Certain Relationships and Related Transactions

    During the Company's last two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

    On January 23, 1997, prior to the Merger and pursuant to a written agreement with Williams Investment Company, the Company, then known as In-Touch Interactive Multimedia, Inc. ("In-Touch"), issued an aggregate of 85,716 shares of common stock to three persons in exchange for various services rendered to In-Touch, including assisting In-Touch in its search for and investigation of potential acquisition and merger candidates. The shares were issued in exchange for services rendered to the Company and, because at the time of issuance the Company was not engaged in any business activity and had no assets, the shares were valued at par value because the common stock was not being actively traded and par value was deemed the best estimation of fair market value of the In-Touch common stock as determined by In-Touch prior to the Merger.

    On February 10, 1997, the Company entered into the Merger. Pursuant to the terms of the Merger, the Company effected a reverse stock split of its outstanding shares of common stock on a one (1) share for one and three-fourths (1.75) shares, and exchanged 3,600,000 shares of authorized but previously unissued shares of the Company's common stock (post-split) for all the previously
issued and outstanding shares of WWATT.      The shares were issued
on a proportionate basis to the existing shareholders of WWATT. Among those receiving shares pursuant to the Merger were: Ronald
L. Weindruch (Director and Officer), 1,661,881 shares; D. Mike Maxwell (Director and Officer), 466,098 shares; Richard E. Hanik (Officer), 70,079 shares; and Jerome Rhattigan, 269,643 shares.
An additional 790,000 shares of the Company's common stock was
issued     pursuant to an agreement with Solutions Partnership,
Inc.      for services related to the Merger.  As a result of the
Merger, WWATT was merged with and into the Company with the Company being the surviving corporation, and the Company changed its corporate name to Synaptx Worldwide, Inc. The aforementioned actions were approved by the Company's shareholders at the Special Meeting of Shareholders held February 10, 1997. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse merger. At the time of the transaction, the Company had only nominal assets and there was no substantive trading market for its securities. Therefore, the value of the transaction and the number of shares issued thereby was determined by mutual negotiation among the parties.

    Ronald L. Weindruch, the Synaptx Chairman of the Board of Directors, who is also its President & C.E.O., received 269,642 shares of the Company s common stock which is equal to 50% of the common stock issued in the exchange for Access stock, for his 50% ownership in Access. Also, this individual provides a significant amount of the services benefiting Access. He was paid or an accrual was made for services provided and expenses incurred, as follows:

Total incurred for:       August 31, 1997   August 31, 1996

Consulting and commission
expenses                      $  111,400          $  111,500

Expense reimbursement           $ 46,500             $38,000

Accrued expenses:

Consulting and commission
expenses                          34,800              20,200

Expense reimbursements            12,800               2,700

     Additionally, this majority shareholder of WWATT had, as of August 31, 1996, advanced funds to a company in the form of a noninterest-bearing loan in the amount of $32,000. The Company has repaid the loan.

     The Company through its acquisition of Impulse is also acting as guarantor of personal notes to a bank of an officer of the
Company and his wife, a shareholder.  These notes, as of     August
31,     1997, total     $438,400      which includes     $257,100
     under a mortgage note secured by real estate. The Company believes that the current fair market value of such real estate is sufficient to cover the principal amounts associated with these mortgage notes. The officer and the shareholder are current in
their payments.     On December 8, 1997 this guaranty was
subsequently reduced to $130,920, which bears interest at 10.99% and is due on October 17, 2001. The remaining balance being guaranteed by the Company is subordinated to the mortgage on the above described property.




ITEM 8.  Description of Securities

Common Stock

     The Company is authorized to issue 25,000,000 shares of common
stock, par value $.001 per share, of which     5,208,660
shares are issued and outstanding as of     November 17,      1997.
All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available thereof; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are non-assessable.

Preferred Stock

     The Company is also authorized to issue 10,000,000 shares of preferred stock , par value One-Tenth of a Cent ($.001) per share, which shares of preferred stock may be issued in various series with terms, rights, voting privileges and preferences to be determined at the discretion of the Board of Directors at the time of issuance. All fully paid shares of preferred stock of the Company shall not be liable to call or assessment. No shares of Preferred Stock have been issued or are currently outstanding.

Warrants to Purchase Common Stock

     The Company also authorized the issuance of 200,006 warrant certificates to purchase shares of common stock of the Company.
The warrant certificates allow for the purchase of one (1) share of common stock for every one warrant certificate. The warrants were issued as follows:
                                   Number of      Exercise
      Date     Expiration          Warrant         Price
     Issued      Date           Certificates       Range
     9/1/96    8/31/2001           88,048         $ 0.45431 to
                                                  $ 0.90861
     2/7/97    2/6/2002            111,958        $ 0.90861 to
                                                  $ 1.36292

     The Warrant Agreement provides for adjustments to the number of warrant certificates to prevent dilution of warrant holders under certain circumstances.

                                 PART II

ITEM 1. Market Price of And Dividends on the Registrant s Common Equity and Other Shareholder Matters

     Prior to the filing of this registration statement, no shares of the Company s Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company s Common Stock is being traded on a limited basis in the over-the-counter market and quotations are published on the OTC Bulletin Board under the symbol "SYTX", and in the National Quotation Bureau, Inc. "pink sheets" under Synaptx Worldwide, Inc. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service.

     The following table sets forth the range of high and low bid prices of the Common Stock for each calendar quarterly period as reported by the National Quotation Bureau, Inc. ( NQB ). Because no meaningful trading market existed for the Company s common stock prior to March 1997, historical price information is set forth below commencing the first calendar quarter of 1997. Prices reported by the NQB represent prices between dealers, do not include retail markups, markdowns or commissions and do not represent actual transactions.

Calendar year 1997
                                    High       Low
     First Quarter                   (1)       (1)
     Second Quarter                  (1)       (1)
     Third Quarter                 $ 2.00    $ 2.00
     Fourth Quarter(2)             $ 3.50    $ 1.50
     _________________
     (1) The price information above was obtained from the NQB. Although the Company is aware that its shares did trade on a limited basis during the first and second calendar quarters commencing in March 1997, the NQB did not have any meaningful price information for those periods and thus none is presented.
     (2)  Through November 30, 1997.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of      November 17, 1997      there were     150
holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers. Because of the sparse trading of the Company's securities and the absence of a current bid and ask quotation, no trading history is presented herein.

     As of the date hereof, the Company has issued and outstanding
    5,208,660      shares of common stock.  Of this total, 657,211
shares were issued in transactions more than two years ago.  The
remaining     4,551,449      shares were issued on or after March
12, 1997. Thus, 657,211 shares of the Company's outstanding common stock may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of these shares, the Company has identified no shares as being held by affiliates of the Company.

     The     4,551,449      shares issued on or after March 12,
1997 and/or presently held by affiliates or controlling shareholders of the Company may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.  Changes in and Disagreements With Accountants

     There have been no changes in or disagreements with accountants.

ITEM 4.  Recent Sales of Unregistered Securities

     The Company's predecessor, WWATT, issued restricted shares of WWATT common stock starting March 1, 1996. Additionally, shares were issued to consummate the purchases of Access, Impulse and ORAYCOM, Inc. on June 3, 1996, October 1, 1996 and June 1, 1997, respectively. Beginning June 10, 1996, WWATT began offering a
private placement which was consummated March 12, 1997     with
sales to 40 accredited investors.      All the above transactions
were adjusted in a stock dividend upon the recapitalization of WWATT into Synaptx for which 3,600,000 shares of Synaptx common stock were issued. Additionally, 790,000 shares of Synaptx common stock were issued to one person, for providing services related to the recapitalization of WWATT into Synaptx.

     On January 23, 1997 pursuant to a written agreement, the Company issued an aggregate of 85,716 shares of common stock to a total of three individuals in exchange for various services rendered to the Company, including assisting the Company in its search for and investigation of potential acquisition and merger candidates. These shares were issued in reliance on the exemption from registration provided by Rule 701 promulgated under the Securities Act of 1933, as amended (the "Act"), and certificates representing the shares bear an appropriate restrictive legend.

     On June 3, 1997 the Board of Directors of Synaptx authorized a stock rights offering whereby every shareholder of record as of May 28, 1997 of Synaptx common stock could purchase one (1) share of common stock for every three (3) shares held at a price of $2.18 per share. As a result, an offering of 1,682,403 shares were so
offered of which 3,591 were exercised     by an aggregate of five
shareholders      as of June 30, 1997, the expiration date.

     On October 2, 1997, an existing shareholder and the President of the Company s wholly-owned subsidiary, ORAYCOM, Inc. purchased 15,000 shares of the Company s common stock at $2.00 per share which approximated the then existing fair market value of the Company's common stock as determined by the Board of Directors.

     On October 22, 1997, the Board of Directors authorized a second private placement of up to $2,000,000 in either shares of the Company s common stock at $2.30 per share or of units at $3.00 per unit consisting of one share of the Company s common stock and a warrant to purchase an additional share of the Company s common stock at $2.30 per share with an exercisable life of five years. The period of this offering extends through November 21, 1997 with the President of the Company authorized to extend this offer, which he did for 60 more days until January 21, 1998. No shares have been sold as of the date hereof.

     With respect to the issuance and/or sale of the aforementioned shares except for those issued on January 23, 1997, the Company relied on the exemption from registration provided by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended (the
"Act").         The Company has also made available to purchasers
of its common stock its business plan and/or Private Placement Memorandum. All of the shares issued to the aforementioned persons bore restrictive legends preventing their transfer except in accordance with the Act and the regulations promulgated thereunder. In addition, stop transfer instructions pertaining to these shares
    have been      lodged with the Company s transfer agent.

ITEM 5.  Indemnification of Directors and Officers

     As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest
of the Company and, in a criminal proceeding,     where      they
had no reasonable cause to believe their conduct was
unlawful.     Indemnification under this provision is limited to
reasonable expenses incurred in connection with the proceeding.
The Company must indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director or officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. The Company s Articles of Incorporation empower the Board of Directors to indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

     The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

     Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of
Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

     The Company has designated Interstate Transfer Co., 56 West
400 South, Suite 260, Salt Lake City, Utah 84101, as its transfer agent.

                                 PART F/S

     The financial statements for Synaptx Worldwide, Inc. for the
fiscal     years      ended August 31, 1997 and 1996 have been
audited to the extent indicated in their report     (which contains
an explanatory paragraph regarding the Company s ability to
continue as a going concern)      by BDO Seidman, LLP, independent
certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB/A.

     The financial statements for Synaptx Impulse, Inc. for the
fiscal year ended August 31, 1996         have been audited to the
extent indicated in their report by BDO Seidman, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principals.

     The financial statements for ORAYCOM, Inc. for the nine months ended May 31, 1997 have been audited to the extent indicated in their report by BDO Seidman, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principals.

                                              Index to Financial Statements

Synaptx Worldwide, Inc. and Subsidiary (f/k/a/ Worldwide
     Applied Telecom Technology, Inc.)
     Independent Auditors' Report                             F-2
     Consolidated Balance Sheets as of August 31, 1997
       and 1996                                               F-3
     Consolidated Statements of Operations for the Years
       Ended August 31, 1997 and 1996                         F-4
     Consolidated Statements of Stockholders' Equity
       (Deficit) for the Years Ended August 31, 1997 and 1996 F-5 Consolidated Statements of Cash Flows for the Years
       Ended August 31, 1997 and 1996                         F-6
     Notes to Consolidated Financial Statements               F-7

Consolidated Pro Forma Financial Information
     Introduction to the Unaudited Pro Forma Consolidated
       Financial Information for the Year Ended
       August 31, 1997                                       F-22
     Consolidated Pro Forma Statement of Operations for
       the Year Ended August 31, 1997                        F-23
     Notes to Pro Forma Consolidated Financial Statements    F-24

Acquisitions

Synaptx Impulse, Inc. (f/k/a Maxwell Partners, Inc.)
     Independent Auditors' Report                            F-25
     Balance Sheet as of August 31, 1996              F-26 - F-27
     Statement of Operations for the Year Ended
       August 31, 1996                                       F-28
     Statement of Stockholders' Deficit for the Year Ended
       August 31, 1996                                       F-29
     Statement of Cash Flows for the Year Ended
       August 31, 1996                                       F-30
     Notes to Financial Statements                           F-31

ORAYCOM, Inc.
     Independent Auditors' Report                            F-38
     Balance Sheet as of May 31, 1997                        F-39
     Statement of Operations for the Nine Months Ended
       May 31, 1997                                          F-40
     Statement of Stockholder's Equity for the
       Nine Months Ended May 31, 1997                        F-41
     Statement of Cash Flows for the Nine Months Ended
       May 31, 1997                                          F-42
     Notes to Financial Statements                           F-43

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
Synaptx Worldwide, Inc.
Elgin, Illinois

     We have audited the accompanying consolidated balance sheets of Synaptx Worldwide, Inc. and subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synaptx Worldwide, Inc. and subsidiaries at August 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                           BDO SEIDMAN, LLP

Chicago, Illinois
November 21, 1997

Synaptx Worldwide, Inc. and Subsidiaries
Consolidated Balance Sheets
August 31, 1997 and 1996

                                             1997       1996
ASSETS
Current assets:
   Cash                               $      58,265  $       -
   Accounts receivable                    1,001,638     36,792
   Prepaid expenses and deposits             44,662          -
      Total current assets                1,104,565     36,792

Property and equipment                      254,990     13,100
   Less accumulated depreciation            (69,041)    (1,600)
      Net property and equipment            185,949     11,500

Costs in excess of net assets acquired
  (net of accumulated amortization
  of $129,372)                            1,631,673          -
Restricted cash                                   -     10,000
Due from Maxwell Partners                         -     50,000
Deferred placement cost                           -      5,000
Other assets                                 60,998          -

Total assets                            $ 2,983,185  $ 113,292

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable                    $    679,477  $  56,746
   Accrued expenses and taxes               199,644     60,000
   Notes payable                            295,482          -
   Current portion of long-term debt          8,120          -
   Due to officer                                 -     32,000
   Deferred revenue                         414,700          -
      Total current liabilities           1,597,423    148,746

Liability to private placement subscribers        -     10,000

Long-term debt, net of current portion       21,200          -

Commitments                                       -          -

Stockholders' equity (deficit)
    Preferred stock; $.001 par value;
        10,000,000 shares authorized,
        none issued                               -          -
    Common stock; $.001 par value;
        25,000,000 shares authorized,
        5,193,660 and 1,937,022 issued
        and outstanding                       5,194      1,936
    Additional paid in capital            2,052,977     43,664
    Deficit                                (693,609)   (91,054)

     Total stockholders' equity (deficit) 1,364,562    (45,454)

Total liabilities and stockholders'
   equity (deficit)                     $ 2,983,185  $ 113,292

Synaptx Worldwide, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended August 31, 1997 and 1996

                                           1997       1996

Net sales and revenues:

   Marketing services and production    $ 3,301,878  $ 145,653
   Commission income                        119,005          -
   Executive placement fees                 180,241          -
       Total revenues                     3,601,124    145,653

Cost of sales and revenues                2,571,467    126,561

Gross profit                              1,029,657     19,092

Selling, general and administrative
  expenses                                1,384,481     90,033
Depreciation and Amortization               197,287      1,600

Loss from operations                       (552,111)   (72,541)

Interest expense                             50,444          -

Net loss                               $   (602,555) $  (72,541)

Weighted average shares outstanding       4,339,640   1,937,022

Net loss per share                     $      (0.14) $    (0.04)

Synaptx Worldwide, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)
For the Two Years Ended August 31, 1997 and 1996

                                              Additional
                              Common Stock     Paid-in
                            Shares  Par Value  Capital     Deficit      Total

Balances, August 31, 1995   539,285  $  539  $   29,461  $ (18,513)  $   11,487

Shares issued for assets  1,397,737   1,397      11,703          -       13,100

Expenses incurred for the
  Company by the President        -       -       2,500          -        2,500

Net loss for the year             -       -           -    (72,541)     (72,541)

Balances, August 31, 1996 1,937,022   1,936      43,664    (91,054)     (45,454)

Shares issued for business
    acquisitions            902,259     902   1,189,098          -    1,190,000

Sale of common stock-net    901,665     902     760,919          -      761,821

Shares issued for assets      5,503       6       4,994          -        5,000

Reverse Merger into
  Public Shell            1,447,211   1,448      (4,698)         -       (3,250)

Discount on options tied
  to acquisition                  -       -      45,000          -       45,000

Discount on stock warrants
  tied to debt                    -       -      14,000          -       14,000

Net loss for the year             -       -           -   (602,555)    (602,555)

Balances, August 31, 1997 5,193,660  $5,194 $ 2,052,977  $(693,609)  $1,364,562

Synaptx Worldwide, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended August 31, 1997 and 1996

                                                       1997         1996

Cash flows from operating activities

   Net loss                                       $ (602,555)  $  (72,541)
   Adjustments to reconcile net loss to net cash
       (used in) provided by operating activities:
   Depreciation                                       67,915        1,600
   Non cash rent expense                                   -        2,500
   Amortization                                      129,372            -
   Changes in assets and liabilities net of
      assets acquired:
          Increase in accounts receivable           (396,760)      (9,791)
          Decrease in other current assets           (17,896)           -
          Increase in accounts payable               391,353       29,890
          (Decrease) increase in accrued expenses
             and taxes                              (281,803)      60,000
          Increase in deferred revenue               264,700            -
               Net cash (used in) provided
                  by operating activities           (445,674)      11,658

Cash flows from investing activities

   Additions to property, plant and equipment        (75,607)           -
   Cash paid for acquisitions                        (43,231)           -
   Additions to other assets                         (58,618)           -
         Net cash used in investing activities      (177,456)           -

Cash from financing activities
   (Reductions in) bank lines of credit              (10,018)           -
   Additions to (Reductions in) long-term debt-net  (100,908)           -
   Decrease (Increase) in restricted cash             10,000      (10,000)
  (Decrease)  Increase in liability to private
       placement subscribers                         (10,000)      10,000
   Decrease (Increase) in deferred placement costs     5,000       (5,000)
   Decrease (Increase) in due from Maxwell Partner    50,000      (50,000)
   (Decrease) Increase in due to officer             (32,000)      32,000
   Issuance of common stock-net                      769,321            -
     Cash provided by (used in) financing activities 681,395      (23,000)
Net increase (decrease) in cash                       58,265      (11,342)

Cash at beginning of year                                  -       11,342

Cash at end of year                               $   58,265   $        -

Synaptx Worldwide, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1.  Summary of Accounting Policies

Operations and Basis of Reporting

  Synaptx Worldwide, Inc., formerly known as Worldwide Applied Telecom Technology, Inc. (the Company ), is a holding company incorporated in the State of Utah. The Company has three wholly owned subsidiaries, Synaptx Access, Inc. (F/K/A North American Telco Cable Representatives, Inc.) ( Access ), which was incorporated in Florida, Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.) ( Impulse ), which was incorporated in Illinois, and ORAYCOM, Inc. ( ORAYCOM ), which was incorporated in Texas. (Note 2).

  The consolidated financial statements of the Company
  (incorporated on November 3, 1995) are reporting the Company's initial results for the ten months ended August 31, 1996 and for the full year ended August 31, 1997.

  Access is a consulting and sales representative firm based in Florida that provides telecommunications and information industry companies with consulting, field sales and business development support. Clients are located throughout the United States.

  Access was acquired in June, 1996 and was accounted for as a pooling of interests. Access' revenues are primarily from telecommunications companies. Accordingly, all fiscal year ended August 31, 1996 revenues and all receivables at August 31, 1996 are related to these customers. (See Note 2)

  Impulse is a Chicago, Illinois and Atlanta, Georgia based marketing and advertising agency serving primarily the telecommunications and information industries throughout the United States. The firm employs industry professionals with expertise in market research, strategic and market planning, marketing communications, sales training and management, graphic design, database marketing, and web site information systems development. Eleven months of Impulse revenues from its October 1, 1996 acquisition date are included in fiscal year ended August 31, 1997 results. (See Note 2)

  ORAYCOM, Inc. is a sales representative firm based in Texas that provides field sales and business development support for specified product lines and/or territories for clients under contract who include cable TV and telecommunications (both voice and data networking) original equipment manufacturers, commonly referred to as OEMs, located primarily in the southwestern United States. These clients pay a negotiated commission on all sales associated with the contracted coverage. Three months of ORAYCOM revenues from its June 1, 1997 acquisition date are included in fiscal year ended August 31, 1997 results (See Note 2)

  The Company s financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

  The Company has experienced recurring losses from operations as a result of its investment in personnel necessary to achieve its operating plan which is long-range in nature. For the ten months ended August 31, 1995 (initial period of operation), the Company experienced a net loss of $18,513, For the years ending August 31, 1996 and 1997 the Company realized net losses of $72,541 and $602,555, respectively. At August 31, 1997, the Company has a working capital deficit of $492,858, supported by positive stockholders equity of $1,364,562.

  The Company s ability to continue as a going concern is contingent upon its ability to secure additional financing and attain profitable operations. In addition, the Company s ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

  Although the Company is pursuing a secondary private placement plus the refinancing and expansion of outstanding debt, there can be no assurance that the Company will be able to secure financing when needed or obtain such terms satisfactory to the Company, if at all, or complete its secondary private placement. Failure to secure such financing or complete its secondary private placement may result in the Company rapidly depleting its available funds and not being able to comply with its payment obligations under its bank loans. In addition, if the Company is unable to meet its obligations under its credit agreements, such creditors shall have the right to foreclose on the assets of the Company, which will be prior to the interests of the holders of Common Stock.

  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, (Note 2). Upon consolidation, significant intercompany accounts, transactions and profits are eliminated.

Revenue Recognition

  Professional fees, production billings, commission income and executive placement fees represent the principal sources of revenue of the Company. Professional fee revenues are generally recognized when fees are earned based on work performed. Production revenues are recorded as billed with costs accrued for vendor invoices not yet received. Commission revenues are recorded as sales are consummated. Executive placement fees are recognized when an individual recommended is hired by the client.

Deferred Revenue

  Impulse often receives prepayments for professional services to be rendered. This revenue is deferred and as the services are provided, a proportionate share of the deferred revenue is recognized as income.

Property and Equipment; Depreciation

  Property and equipment are stated at cost and depreciated over their estimated useful lives of three to five years using the straight-line method.

Cost in Excess of Net Assets Acquired

  The excess of cost over fair value of net assets of businesses acquired is being amortized on a straight-line basis over ten years.

Income Taxes

  Prior to the business combination on June 3, 1996, the Company's wholly owned subsidiary, Access, with the consent of its shareholders, elected to be taxed as an "S" corporation in compliance with elections under the Internal Revenue Code. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements, nor are any deferred taxes provided for timing differences between income tax and financial reporting for the stub period prior to the merger.

  Since the acquisition date, Access' results are included with the Company's results. (See Note 5)

Estimates

  The accompanying financial statements include estimated amounts and disclosures based on management's assumptions about future events. Actual results may differ from those estimates.

Recent Accounting Pronouncements

  In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." The new standard simplifies the standards for computing earnings per share and requires presentation of two new amounts: basic and diluted earnings per share. The Company will adopt this standard when it reports its operating results for the second quarter ending February 28, 1998. When the Company adopts SFAS No. 128, it expects to report the following restated amounts for the fiscal years ended August 31, as follows:

                                   1997      1996
               Basic           $  (0.14)   $(0.04)
               Diluted         $  (0.14)   $(0.04)

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income . The new standard discusses how to report and display comprehensive income and its components. This standard is effective for years beginning after December 15, 1997. When the company adopts this statement, it is not expected to have a material impact on the presentation of the Company s financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information . This standard requires enterprises to report information about operating segments, their products and services, geographic areas, and major customers. This standard is effective for years beginning after December 15, 1997. When the company adopts this statement, it is not expected to have a material impact on the presentation of the Company s financial statements.

Financial Instruments

     Financial instruments which potentially subject the Company to concentrations of risk consist principally of temporary cash investments and accounts receivable. The Company invests its temporary cash balances in financial instruments of highly rated financial institutions with maturities of less than three months.

     The carrying values reflected in the balance sheets reasonably approximate the fair values for cash, accounts receivable, payables and debt.

Net Loss Per Share

     Net loss per share is based on the weighted average number of shares of common stock outstanding during each year.

Stock Dividend

     In February 1997, the Company declared a 10.058% stock dividend. All share and per share data have been adjusted to reflect the stock dividend.

Business Reorganization - Reverse Merger

     On February 10, 1997, the Company entered into a merger agreement (the "Merger") with Worldwide Applied Telecom Technology, Inc., a Delaware corporation, ("WWATT"). Pursuant to the terms of the Merger, the Company effected a reverse stock split of its outstanding shares of common stock on a one
     (1) share for one and three-fourths (1.75) shares, and exchanged 3,600,000 shares of authorized but previously unissued shares of the Company's common stock for all the previously issued and outstanding shares of WWATT. An additional 790,000 shares of the Company's common stock was issued for services related to the Merger. As a result of the Merger, WWATT was merged with and into the Company with the Company being the surviving corporation, and the Company changed its corporate name to Synaptx Worldwide, Inc. The aforementioned actions were approved by the Company's shareholders at the Special Meeting of Shareholders held March 12, 1997. Prior to the Merger, there was no affiliation between the Company and WWATT, nor between the officers, directors or principal shareholders of the two respective entities. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse merger. Subsequent to the acquisition, all of the Company s activities have been restated to the prior business endeavors of WWATT. Had the merger taken place on September 1, 1995, the pro forma inclusion of Synaptx s operating results would not have had a significant effect on the consolidated revenues and net loss of the Company.

NOTE 2.  Business Combinations

- Access

     On June 3, 1996, the Company entered into a definitive agreement with the shareholders holding all of the issued and outstanding common stock of Access. These shareholders agreed to exchange all of their outstanding common stock for 539,285 shares of common stock of the Company. The acquisition was accounted for as a pooling of interests and, accordingly, the accompanying financial information has been restated to include the accounts of Access for all periods presented. Results of the separate entities for the periods preceding the acquisition are as follows:

                                September 1, 1995
                              through May 31, 1996
            Revenues:
               The Company               $       -
               Access                      105,773
                                         $ 105,773
            Net loss:
               The Company                  37,713
               Access                       18,999
                                        $   56,612
- Impulse
     On July 13, 1996, the Company signed a definitive agreement to exchange 759,400 shares of its common stock for all of the existing outstanding common stock of Impulse. The exchange of common stock was consummated on October 1, 1996. The acquisition was accounted for using the purchase method of accounting. Impulse is primarily engaged in marketing to the telecommunications and information industries. The results of operations of Impulse are included in the accompanying financial statements for the eleven months from October 1, 1996 to August 31, 1997 for the fiscal year ended August 31, 1997. The total cost of the acquisition was approximately $1,304,000, which included the fair value of the net liabilities assumed from Impulse. The excess will be amortized on the straight-line method over ten years.

- ORAYCOM
     On June 1, 1997, the Company signed a definitive agreement and consummated an exchange of 142,858 shares of its common stock for all of the existing outstanding common stock of ORAYCOM. In addition, the Company is potentially liable for contingent consideration (see below). The acquisition was accounted for using the purchase method of accounting. ORAYCOM is primarily engaged in representing clients primarily in the telecommunications (both voice and data networking) and cable TV industries for which ORAYCOM is paid commissions based on contractually agreed upon rates for products/services sold. The results of operations of ORAYCOM are included in the accompanying financial statements for the three months from June 1, 1997 to August 31, 1997 for the fiscal year ended August 31, 1997. The total cost of the acquisition was approximately $500,000, which exceeded the fair value of the net assets of ORAYCOM by approximately $414,000. The excess will be amortized on the straight-line method over ten years.

     Additionally, pursuant to the terms of the acquisition, the former shareholder of ORAYCOM may earn additional purchase price consideration in the form of additional common stock of the Company based on the attainment of both commission revenues and earnings above specified levels by ORAYCOM beginning June 1, 1997 through August 31, 1999. The additional consideration is specified as fixed amounts for monthly attainment of specified commission revenues and earnings through August 31, 1997 which were not met by ORAYCOM, thus no additional consideration was earned, and for the attainment of specified annual commission revenues and earnings for the subsequent fiscal years ending August 31, 1998 and 1999. If ORAYCOM meets the specified commission revenues and earnings amounts for the fiscal years ending August 31, 1998 and 1999, the additional consideration could amount to $350,000. The additional consideration, if any, would be added to the costs in excess of net assets acquired and will be amortized on the straight-line method over the remaining life of the 10 year amortization period, described above. As of November 1, 1997, ORAYCOM has not achieved results which would warrant any issuance of additional consideration.

     If the acquisitions of Impulse and ORAYCOM had occurred on September 1, 1995, management estimates that, on an unaudited pro forma basis, the following would have been reported on a consolidated basis for the years ended August 31:

          (Unaudited)                   1997           1996
          Revenues                  $4,217,423     $3,473,336

          Net loss                    (805,405)      (315,434)

          Loss per share              $  (0.18)      $  (0.11)

Note 3.  Property and Equipment

     Major classes of property and equipment consist of the following:

                                              1997        1996
          Leasehold improvements         $   7,708     $     -
          Furniture and fixtures            73,650       9,400
          Computer equipment               173,632       3,700
                                           254,990      13,100
          Less accumulated depreciation     69,041       1,600
          Net property and equipment     $ 185,949    $ 11,500

NOTE 4.  Notes Payable and Capital Lease Obligations

     Description   % Rate   Payment Terms      1997        1996

     Line of       10.99    Due on demand      $250,000  $   -0-
     Credit                 or May 1, 1998,
                            see (a) below

     Term Note     10.99    Due December 30,     26,107  $   -0-
                            1997, see (a) below

     Line of       13.25    Due on demand, see   19,375      -0-
     Credit                 (b) below

     Term Note      5.00    Due June, 1997, see     590      -0-
                            (c) below

     Capital Lease 14.00
                    to
                   26.75    Various, see Note 7  28,730      -0-

     Shareholder   None     Due on demand, see
     Loan                   Note 11                 -0-   32,000

                   Total                        324,802   32,000

                   Less current maturities      303,602   32,000

                   Long-term portion           $ 21,200  $   -0-

     a) The notes payable consist of borrowings under a revolving line-of-credit with a bank which was assumed when Impulse was acquired. Borrowings under the line-of-credit, which is payable on demand or due May 1, 1998, are collateralized by substantially all of Impulse's assets and bear interest at the bank's internal rate (10.99% at August 31, 1997 and 1996).
     The total line balance is limited to no more than 65% of accounts receivable less than 90 days old. The line is secured by commercial guaranties of two of the shareholders and Synaptx.

     The Company also added a term loan with the same bank with which the line of credit exists when Impulse was acquired. This loan is collateralized by substantially all of Impulse's assets and bears interest at the bank's internal rate of 10.99% at August 31, 1997 and 1996. The loan is due December 30, 1997.

     The Company has guaranteed the personal and commercial debt of a certain shareholder and a Director (who are husband and wife) of the Company with this bank totaling $438,426 and $521,927 at August 31, 1997 and 1996, respectively. This guaranty was subsequently reduced to $130,920.

     (b) The notes payable also consist of unsecured borrowings under a revolving line-of-credit with a bank which was assumed when ORAYCOM was acquired. Borrowings under the line-of-credit, which is payable on demand, bear interest at the bank's internal rate (approximately 13.25% at August 31, 1997). The total line balance is limited to $20,000.

     (c) Notes payable also consist of a note payable assumed when ORAYCOM was acquired. The note was issued in exchange for furniture and equipment. The note bears interest at 5% per annum. Subsequent to August 31, 1997, the note was repaid.

NOTE 5.  Income Taxes

     With the consent of its stockholders, Access elected to be taxed as an "S" corporation pursuant to the Internal Revenue Code through June 3, 1996. Under this arrangement, the stockholders will include the taxable income (loss) of the Company in their individual tax returns.

     As of June 3, 1996, Access became a "C" corporation. Both Impulse and ORAYCOM also became C corporations as of their respective acquisition dates. A deferred tax asset was created as a result of the estimated future tax consequences of temporary differences between the financial statement and tax basis of assets given the provisions of the enacted tax laws. A valuation allowance has been established to fully reserve for this deferred tax asset. As of August 31, 1997, the Company has a net operating loss carryforward of approximately $500,000 which expires at various dates through 2012.

NOTE 6.  Employee Benefit Plans

     Impulse sponsors a qualified employee savings plan for all eligible employees. Participants may make contributions from their gross pay (limited to 15% of the employee s compensation, as defined), with Impulse matching such contributions (subject to certain limitations) at the rate of 25% of the first 6% of each participant s contribution.

     Employer matching contributions to the plan were approximately $6,000 and $7,000 for the years ended August 31, 1997 and 1996, respectively.

     ORAYCOM sponsors a SEP/IRA plan for all eligible employees. Participants may make contributions from their gross pay (limited to $9,500 of the employee s compensation, as defined). ORAYCOM does not provide a matching contribution. It is anticipated that the ORAYCOM employees will be phased into an overall Synaptx Worldwide corporate 401k plan in the near future.

NOTE 7.  Lease Obligations

     A subsidiary leases certain office furniture and equipment under capital lease agreements. The original principal amount of these capital leases was $36,987. The leases require monthly installments of $1,112, which includes interest ranging from 14.0% to 26.75%. The leases which have either 36 or 60 month terms terminate between May, 1998 and June 2002. The capital leases are secured by the underlying furniture and equipment.

     The following is a schedule by years of future minimum lease payments required under the leases together with their present value as of August 31, 1997:

     Year ending August 31,             Amount
          1998                          $12,364
          1999                           10,985
          2000                            9,592
          2001                            5,411
          2002                            4,058

     Total minimum lease payments       $42,410
     Less amount representing interest  (13,680)
     Present value of minimum
        lease payments                  $28,730

     The Company also leases both office space and equipment under operating leases which expire at various dates.

     Impulse occupies office space in Elgin, Illinois under a lease expiring January 31, 1998. Rentals are subject to annual escalation charges based upon increases in operating expenses and real estate taxes. Impulse signed a lease effective January 1, 1998 to rent new office space at a different location in Elgin. The lease term extends to December 2004. Monthly rents start at $10,598 and have a fixed escalation of approximately three-and-one-half percent per year. A security deposit of $21,194 has been paid to the landlord. The estimated cost of relocation of $70,000 is expected to be financed from current operations.

     On August 1, 1997 the Company entered into a standby letter of credit with its bank for $50,000 with an expiration date of March 1, 1998. The purpose of the credit is to secure relocation of the Company to its new leased premises. The beneficiary is the landlord. The credit accrues interest at 12%. The balance at August 31, 1997 was $-0-.

     In September 1996, Impulse entered into an agreement to lease office space in Atlanta, Georgia. The lease extends through June 1998.

     ORAYCOM occupies office space under a lease expiring July 2002. An amendment to the lease was entered into on July 8, 1997 for additional space. Rentals are subject to annual escalation charges based upon increases in operating expenses and real estate taxes.

     As of August 31, 1997, the Company s future minimum lease payments under operating leases are as follows:


     Year ending August 31,                      Amount
                 1998                       $   274,400
                 1999                           216,400
                 2000                           192,000
                 2001                           174,500
                 2002                           168,300
           2003 & beyond                        356,400
     Total minimum rent commitments         $ 1,382,000

     Total rental expense for the Company s facilities and equipment was approximately $211,800 and $2,500 for the years ended August 31, 1997 and 1996, respectively.

NOTE 8.  Private Placements

     From July 1996 through March 1997, the Company sold 898,074 shares (post stock dividend, 816,000 pre-dividend) of the Company's common stock at $1 per pre-dividend share in a private placement which resulted in net proceeds of $753,993. The private placement required that a minimum of $500,000 be raised. At August 31, 1996, $10,000 was received towards the purchase of 10,000 shares. Accordingly, this cash was considered restricted and a liability was established for the subscribed shares.

     Placement costs of $5,000 were incurred as of August 31, 1996. These costs were offset against the proceeds when the private placement closed in March, 1997.

     On June 3, 1997 the Board of Directors of Synaptx authorized a stock rights offering whereby every shareholder of record as of May 28, 1997 of Synaptx common stock could purchase one (1) share for every three (3) shares held at a price of $2.18 per share. As a result, an offering of 1,682,403 shares were so offered of which 3,591 were exercised as of June 30, 1997, the expiration date.

     On October 22, 1997, the board of directors authorized a second private placement of up to $2,000,000 in either shares of the Company s common stock at $2.30 per share or of units at $3.00 per unit consisting of one share of the Company s common stock and a warrant to purchase an additional share of the Company s common stock at $2.30 per share with an exercisable life of five years. The period of this offering extends through November 21, 1997 with the President of the Company authorized to extend this offer which he did for 60 more days until January 21, 1998.

NOTE 9.  Stock Incentive Plan

     The Company has a stock incentive plan (the "Plan") adopted by the Board of Directors on September 27, 1996 and approved by the stockholders on January 17, 1997. The Plan has been subsequently amended by the Board of Directors with approval by a majority of the then existing shareholders on October 22, 1997 to increase the number of issuable shares under the Plan and clarify the basis for determining fair market value of shares in conjunction with setting the exercise price of options at issuance. The Plan provides for the issuance of both qualified and nonqualified incentive stock options at an exercise price approximating the fair market value of the Company's stock at the date of grant (or 110% of such fair market value in the case of substantial stockholders). A total of 1,450,000 shares of the Company's common stock have been reserved pursuant to the Plan. As of August 31, 1996, there were no options outstanding under the Plan.
     Transactions during the fiscal year ended August 31, 1997 are summarized as follows:

                       Number of  Price per   Weighted   Weighted
                          Shares      Share    Average    Average
                                             Price per  Remaining
                                                      Share Life-Years
     Outstanding as of
     August 31, 1996          -          -          -          -

       Granted           343,192     $ .09-    $ 0.933       3.00
                                     $ 2.18
       Exercised              -           -
       Cancelled          15,137      $ .91    $ 0.909
     Outstanding as of
     August 31, 1997     328,055     $ .09-    $ 0.934       3.00
                                     $ 2.18

     Exercisable as of
     August 31, 1996           -

     Exercisable as of
     August 31, 1997     168,038               $ 0.747       2.33

     In July and October 1996, the Company granted nonqualified options (included above) to purchase 33,018 and 55,030 shares of common stock, respectively. The option prices were $.91 and $.09, respectively. All these options remain outstanding and are exercisable.

     On November 1, 1997, the Company issued stock options to officers, directors and certain employees allowing for the purchase of 318,500 shares of the Company s common stock under the Plan expiring November 1, 2002 at exercise prices from $3.36 to $3.70 per share. Of the authorized shares available under the Plan, 813,629 remain available for issuance.

     The Company applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for options granted to employees. Under APB Opinion 25, because the exercise price of the options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

     The weighted-average grant-date fair value of stock options granted to employees and independent contractors and directors during the year and the weighted-average significant assumptions used to determine those fair values, using a modified Black-Sholes option pricing model, and the pro forma effect on earnings of the fair value accounting for employee stock options under Statement of Financial Accounting Standards No. 123 are as follows:

                                                  1997
     Grant-date fair value per share             $ 3.76
     Significant assumptions (weighted-average):
       Risk-free interest rate at
         grant date                               6.00%
       Expected stock price
       volatility                                42.03%
       Expected dividend payout                       -
       Expected option life-years(a)               3.00
     Net loss:
       As reported                           $(602,555)
       Pro forma                             $(960,000)
     Net loss per share:
       As reported                             $ (0.14)
       Pro forma                               $ (0.22)

     (a) The expected option life is based on the exercise of options by their contractual expiration dates assuming that all options are so exercised since the Company has no historical option exercise patterns on which to base an alternative scenario.

     The Company has issued 200,006 warrants to various individuals. The exercise prices of the warrants range from $.45 to $1.36, with a weighted average price per share of $0.834. The warrants are exercisable and expire in August 2001 and February 2002, with an expected remaining life of
     3.69 years, see (a), above. In accordance with FASB 123, as described above, the grant date fair market value of the shares associated with these warrants is $ 3.98 and their additional impact on the net loss would raise the pro forma net loss to approximately $(1,590,000) and the pro forma net loss per share to $(0.37).

NOTE 10.  Employment Agreements

     The Company has employment agreements with nine employees, including all three of its officers which expire at various dates through September 30, 2000. The aggregate commitment for future salaries, excluding bonuses, under these employment agreements is approximately $1,291,000. The following amounts apply to each of the fiscal years ending August 31, as follow:
     1998-$706,000, 1999-$300,000, 2000-$270,000, and 2001-$15,000.
     These agreements shall be automatically renewed for successive one-year terms unless canceled by either party at least 30 days prior to the current term's expiration. The agreements also contain severance provisions from nine months and up to three years in case of early termination without cause.

NOTE 11.  Related Party Transactions

     The largest shareholder of the Company who is also the Chairman of the Board of Directors and the President of the Company received 269,642 shares (50% of the Company's common stock issued in the exchange of stock) for his 50% ownership in Access. Also, this individual provides a significant amount of the services to Access. For the years ended August 31, he was paid or an accrual was made for services provided and expenses incurred, as follows:

                                             1997           1996
     Total payments for the years
     ended
      Consulting and commissions
       expenses                           $111,400       $111,500

     Expense reimbursements                 46,500         38,000

     Accounts payable at August 31
      Consulting and commissions
       expenses                            34,800          20,200

     Expense reimbursements                 12,800          2,700

     In 1996, this shareholder advanced funds of $32,000 to the Company in the form of a noninterest-bearing loan.

     One of the members of the Board of Directors is also the founder / chief technology officer of the most significant customer of 1996. This director like all other outside directors also was granted options to purchase 5,529 shares of the Company's common stock subsequent to year end. See
     Note 9.

     Another member of the Board of Directors is the president of a corporation which is an executive affiliate of the Company for which he is eligible to receive fees for consulting services and commissions for sales generated for Access clients. For the fiscal years ended August 31, 1997 and 1996, he received consulting fees of $8,750 and $-0-, respectively. Additionally, he was reimbursed $3,126 and $-0- for expenses for the same years then ended.

NOTE 12.  Significant Customers

     A substantial portion of the Company's revenues is generated from relatively few customers. Two multi - divisional customers in the telecommunications industry accounted for approximately 21% and 34% of sales in the year ended August 31, 1997, although no individual division accounted for more than 4% or 16% of the Company s total sales, respectively. A third customer accounted for 21% of total sales. Receivables from these three customers represented approximately 14%, 65%, and 2% of total receivables at August 31, 1997, respectively. Two different customers also from the telecommunications industry represented 55% and 18% of sales in the year ended August 31, 1996. Receivables from these customers represented approximately 14% and 37% of total receivables at August 31, 1996, respectively.

Note 13.  Commitments

     In May 1997, the Company entered into letters of intent to acquire two telecommunications sales representative organizations serving the upper Midwest and Northwest United States. Though no definitive agreements have been entered into, both acquisitions would be primarily for capital stock.

Note 14.  Supplemental Cash Flow Disclosures

     During the years ended August 31, 1997 and 1996, the Company issued 5,503 and 1,397,737 shares of its common stock in exchange for fixed assets with a value of $5,000 and $13,100, respectively.

     Cash paid during the year for interest was $39,200 and $-0-for the years ended August 31, 1997 and 1996, respectively.

     During fiscal year 1997, the Company purchased all of the capital stock of Maxwell Partners, Inc., and ORAYCOM, Inc. for $690,000 and $500,000, respectively. In conjunction with the acquisition, liabilities assumed were as follows:

                                           1997              1996

     Fair value of assets acquired    $ 2,453,834         $     -

     Cash paid                            (43,231)        $     -

     Value of Stock issued             (1,190,000)              -

     Liabilities assumed               $ 1,220,603              -

               SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES

              Pro Forma Consolidated Financial Statement
                      Year Ended August 31, 1997


The following unaudited pro forma consolidated statement of operations for the year ended August 31, 1997 gives effect to the acquisitions of Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.) which was made as of October 1, 1996 and of ORAYCOM, Inc. which was made as of June 1, 1997. The acquisitions were accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired entities have been reflected since their acquisition dates. The pro forma information has been prepared as if the acquisitions occurred on September 1, 1996 and is based on historical financial statements of Synaptx Worldwide, Inc., Synaptx Impulse, Inc. and ORAYCOM, Inc. from September 1, 1996 to the respective acquisition dates.

The unaudited pro forma statement of operations has been prepared by management based upon the financial statements of Synaptx Worldwide, Inc. and the acquired entities. These pro forma results may not be indicative of the results that actually would have occurred if the combination had been in effect since inception or which may be obtained in the future.

               SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES
            Consolidated Pro Forma Statements of Operations
                      Year Ended August 31, 1997
                              (Unaudited)

                                                           Pro Forma  Pro forma
                    Synaptx           Synaptx    ORAYCOM   Adjustment  Consoli-
                  Worldwide, Inc.    Impulse, Inc.   Inc.   Increase   dation
                                                          (Decrease)
Revenues          $  3,601,124     $  164,193    $452,106            $4,217,423
COST OF REVENUES     2,571,467        213,368     392,957             3,177,792
GROSS PROFIT         1,029,657       (49,175)     59,149              1,039,631

EXPENSES:
 Selling, general &
 administrative      1,384,405        87,956      62,753              1,535,114
 Depreciation           67,915         6,000       3,858                 77,773
 Amortization          129,448             -                 41,948     171,396
 Interest Expense - Net 50,444         8,479       1,830                 60,753
 Total Expenses      1,632,212       102,435      68,441     41,948   1,845,036

NET (LOSS)           $(602,555)    $(151,610)    $(9,292)  $(41,948)  $(805,405)

Weighted average shares
 outstanding         4,339,640                              170,427   4,518,067

NET (LOSS) PER SHARE OF
COMMON STOCK          $  (0.14)                                       $   (0.18)






















See accompanying notes to pro forma financial statements

               SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES

                Notes to Pro Forma Financial Statement

NOTE 1.  Synaptx Impulse, Inc.

     Effective October 1, 1996, the Company acquired all of the outstanding stock of Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.,) whose principal operations consist of strategic and market planning, new product launch planning, distribution channel analysis and design, communications program planning and implementation, and event and trade show management primarily for clients in the telecommunications industry. The acquisition was consummated for 759,400 shares of Synaptx common stock, with a fair value at the acquisition date of $690,000.

     The transaction was recorded under the purchase method of accounting. The total cost of the acquisition was approximately $1,304,000, which exceeded the fair value of assets acquired by approximately $1,300,000.

     Pro forma adjustment related to the acquisition of Impulse include an adjustment for amortization of the cost in excess of fair value of net assets acquired of $10,823.

NOTE 2.  ORAYCOM, Inc.

     Effective June 1, 1997, the Company acquired all of the outstanding stock of ORAYCOM, Inc. ORAYCOM is engaged in representing clients primarily in the telecommunications (both voice and data networking) and cable TV industries for which ORAYCOM is paid commissions based on contractually agreed upon rates for products and services sold. The acquisition was consummated for 142,858 shares of Synaptx common stock, with a fair value at the acquisition date of $500,000.

     The transaction was recorded under the purchase method of accounting. The total cost of the acquisition was approximately $500,000, which exceeded the fair value of assets acquired by approximately $414,000.

     Pro forma adjustment related to the acquisition of ORAYCOM include an adjustment for amortization of the cost in excess of fair value of net assets acquired of $31,125.

Independent Auditors' Report



Synaptx Impulse, Inc.
(f/k/a Maxwell Partners, Inc.)
Chicago, Illinois

We have audited the accompanying balance sheet of Synaptx Impulse, Inc. (f/k/a Maxwell Partners, Inc.) as of August 31, 1996 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synaptx Impulse, Inc. (f/k/a Maxwell Partners, Inc.) at August 31, 1996 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.




                                                           BDO SEIDMAN, LLP



Chicago, Illinois
April 23, 1997

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)
                                                        Balance Sheet
                                                     As of August 31, 1996

Assets

Current Assets
  Cash                                     $      38
  Investment in related party                 15,000
  Accounts receivable                        469,481
  Other receivables                            1,058
  Prepaid expenses and other                  12,023

Total Current Assets                         497,600

Property and Equipment, less accumulated
  depreciation and amortization(Note 1)      122,516

                                            $620,116

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)
                                                        Balance Sheet
                                                   As of August 31, 1996

Liabilities and Stockholders' Deficit

Current Liabilities
  Accounts payable                        $ 436,632
  Accrued expenses                           25,213
  Due to related parties (Note 2)            33,250
  Due to Synaptx Worldwide (Note 10)         50,000
  Notes payable to bank (Note 4)            294,000
  Notes payable to shareholders (Note 2)     40,675
  Capital lease obligation - current portion
    (Note 5)                                 23,306
  Deferred revenue                           75,000

Total Current Liabilities                   978,076

Capital Lease Obligation - Long-Term (Note 5) 2,173

Total Liabilities                           980,249

Shareholders' Deficit
  Common stock, no par - 100,000 shares
    authorized - 15,150 shares issued
    and outstanding (Note 8)                 35,000

 Deficit                                   (395,133)

                                           (360,133)

                                          $ 620,116



               See accompanying summary of accounting policies and notes to financial statements.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)
                                             Statement of Operations

                                       For the Year ended August 31, 1996

Revenues                                 $2,900,084

Expenses
  Operating                               1,173,011
  Direct labor                              779,606
  Selling, general and administrative
    (Notes 6 and 7)                         982,270

Total expenses                            2,934,887

Operating loss                              (34,803)

Other Income (Expense)

  Write-off of related party advances
    (Note 2)                                (53,000)
  Interest income                             4,707
  Interest expense                          (40,136)
  Miscellaneous                               1,500

Total other expense                         (86,929)

Net Loss                                  $(121,732)

               See accompanying summary of accounting policies and notes to financial statements.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)
                                         Statement of Stockholders' Deficit

                                         For the Year Ended August 31, 1996

                                                 Retained   Subscrip-
                                         Common  Earnings     tion
                                  Shares  Stock  (Deficit)  Receivable   Total

Balance, at September 1, 1995    15,150 $ 35,000 $(219,336) $(34,000) $(218,336)

  Net loss                            -        -  (121,732)        -   (121,732)
  Distributions to shareholders       -        -   (54,065)        -    (54,065)
  Payment on subscription receivable  -        -         -    34,000     34,000

Balance, at August 31, 1996      15,150 $ 35,000 $(395,133)  $     -  $(360,133)

See accompanying summary of accounting policies and notes to financial statements.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)
                                         Statement of Cash Flows

                                         For the Year ended August 31, 1996

Cash Flows From Operating Activities

  Net loss                                             $ (121,732)
  Adjustments to reconcile net loss to net cash used in
    operating activities
     Depreciation                                          65,000
     Changes in assets and liabilities
       Increase in accounts receivable                    (43,610)
       Decrease in due from related parties               112,250
       Decrease in other receivables                        4,747
       Decrease in prepaid expenses and other              26,083
       Increase in accounts payable                         3,916
       Increase  in accrued expenses                       16,010
       Increase in due to related parties                  33,250
       Increase in due to Synaptx Worldwide                50,000
       (Decrease) in deferred revenue                    (160,000)

Net cash used in operating activities                     (14,086)

Cash Flows From Investing Activities
  Capital expenditures                                     (3,553)
  Investment in related party                             (15,000)

Net cash used in investing activities                     (18,553)

Cash Flows From Financing Activities
  Contributions by shareholders                            34,000
  Distributions to shareholders                           (54,065)
  Payments on capital lease obligation                    (22,933)
  Payments on shareholder loans                           (99,325)
  Increase in line-of-credit, net                         174,000

Net cash provided by financing activities                  31,677

Net Decrease in Cash                                   $     (962)

Cash, at beginning of year                                  1,000

Cash, at end of year                                   $       38

Supplemental Disclosure of Cash Flow Information

  Interest paid                                         $  39,297





See accompanying summary of accounting policies and notes to financial statements.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)

                                             Summary of Accounting Policies

Nature of
Operations     Synaptx Impulse, Inc. (f/k/a Maxwell Partners,
               Inc.) (the "Company") is a Chicago, Illinois based marketing and advertising agency serving the telecommunications and information industries throughout the continental United States. The firm employs industry professionals with expertise in market research, strategic and market planning, marketing communications, sales training and management, database marketing and graphic design.

Revenue
Recognition    Professional fees and production billings represent
               the principal sources of revenue derived from customers. Professional fees revenue is generally recognized when fees are earned based on work performed. Production revenues are recorded as billed with costs accrued for vendor invoices not yet received. Salaries and other company costs are expensed as incurred.

Deferred
Revenue The Company often receives prepayments for professional services to be rendered. This revenue is deferred and as the services are provided, a proportionate share of the deferred revenue is recognized into income.

Investments    During the fiscal year 1996, the Company purchased
               a 12.5% interest in Paw Island, a related party of the Company. This investment is accounted for using the cost method. Subsequent to year end, this investment was distributed to the individual shareholders of the Company.

Property and
Equipment      Property and equipment are stated at cost.
               Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

Income Taxes   The Company elected "S" corporation status when it
               was incorporated and, accordingly, it is not a tax-paying entity for federal income tax purposes. Its stockholders have consented to include the losses of the Company in their individual federal tax returns.

Estimates      The accompanying financial statements include
               estimated amounts and disclosures based on management's assumptions about future events.
                              Actual results may differ from those estimates.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)


                                             Summary of Accounting Policies
Financial
Instruments    Financial instruments which potentially subject the
               Company to concentrations of risk consist principally of accounts receivable. The accounts receivable are from major corporations located throughout the United States and the associated credit risks are limited. The carrying values reflected in the balance sheet at August 31, 1996 reasonably approximate the fair values for accounts receivable and payable.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)

                                              Notes to Financial Statements
1.Property and
Equipment      Major classes of property and equipment consist of
               the following:
               August 31,                       1996

               Leasehold improvements      $  10,506
               Furniture and fixtures        228,365
               Computer equipment             92,752
               Vehicle                        20,782

                                             352,405
               Less accumulated
                 depreciation                229,889

               Net property and equipment  $ 122,516

2.Related Party
Transactions   The Company has notes payable to shareholders
               totaling $40,675 for the year ended August 31, 1996. These notes are payable on demand or December 28, 1999 and bear interest at 7.48%.

               For the last few years, the Company has performed marketing work for, and subleased rental space to, two related entities in which the majority shareholder has an equity interest. Revenues of $2,577 were derived from sales to related entities in the year ended August 31, 1996. In addition, the Company advanced these two entities funds from time to time. Cash advances of $44,700 were made to these related entities in the year ended August 31, 1996.

               It has been determined that the majority of these amounts are deemed uncollectible. As such, write-offs of $53,000 are reflected in the year ended August 31, 1996. In the future, the Company will no longer undertake such transactions.

               The Company also has $33,250 due to a related party at August 31, 1996 for amounts advanced.

               Rent charged to these affiliates for sublet office space was $5,835 for the year ended August 31, 1996.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)

                                              Notes to Financial Statements

               During 1996, the Company paid commissions of $37,500 to the Company of one of the members of the board of directors of Synaptx Worldwide for the sale of equipment to a major customer.

3.Significant
Customers      A substantial portion of the Company's revenues is
               generated from relatively few customers. Two customers accounted for approximately 28% and 27% of sales in the year ended August 31, 1996.
               Receivables from these customers represented approximately 14% and 15% of total receivables at August 31, 1996, respectively.

4.Notes Payable
to Bank The notes payable consist of borrowings under a revolving line-of-credit with the bank. Borrowings under the line-of-credit, which is payable on demand or due May 1, 1998, are collateralized by substantially all of the Company's assets and bear interest at the bank's internal rate (10.99% at August 31, 1996). The total line balance is limited to no more than 65% of accounts receivable less than 90 days old. The line is secured by commercial guaranties of two of the shareholders and Synaptx Worldwide. As of August 31, 1996, the balances due under this line are $171,300.

               The Company also has a term loan with a balance of $122,700 at August 31, 1996. This loan is collateralized by substantially all of the Company's assets and bears interest at the bank's internal rate of 10.99% at August 31, 1996. The loan is due May 31, 1997.

               The Company has also guaranteed the personal debt of shareholders of the Company totaling $447,921 at August 31, 1996.

               In addition, the Company has guaranteed the debt of a related entity totaling $74,006 at August 31, 1996.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)

                                              Notes to Financial Statements

5.Capital
Leases In 1994, the Company entered into a capital lease for various equipment and furniture. The total principal amount of this capital lease was $63,996. The lease requires monthly installments of $2,208, which includes interest at 19.44%, until November 1997. The capital lease is secured by the related furniture and equipment.

               The following is a schedule by years of future minimum payments required under the lease together with its present value as of August 31, 1996:

               Year ending August 31,                      Amount

               1997                                     $  26,508
               1998                                         2,208

               Total minimum lease payments                28,716
               Less amount representing interest            3,237

               Present value of minimum lease payments   $ 25,479

6.Employee
Benefit Plans  The Company sponsors a qualified employee savings plan for all eligible employees. Participants may make contributions from their gross pay (limited to 15% of the employee's compensation, as defined), with the Company matching such contributions (subject to certain limitations) at the rate of 25% of the first 6% of each participant's contribution.

               Employer matching contributions to the plan were approximately $7,000 for the year ended August 31, 1996.

               The Company sponsored an incentive plan for the period December 1, 1995 through November 30, 1996. The incentive plan is contingent upon the profits generated by the Company that exceed $40,000 and performance objectives. Likewise, losses generated will result in no funds contributed to the incentive pool. Allocations of the fund are based upon employee eligibility and individual incen-

               tives. No contributions were made to the incentive plan as of August 31, 1996.

7.Lease
Commitments    The Company occupies their premises under a lease
               expiring January 31, 1998. An amendment to the lease was entered on August 30, 1994 for additional space. Rentals are subject to annual escalation charges based upon increases in operating expenses and real estate taxes.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)


                                              Notes to Financial Statements

               As of August 31, 1996, the Company's future minimum lease payments under operating leases are as follows:

               Year ending August 31,                      Amount

               1997                                     $ 131,220
               1998                                        54,675

               Total minimum rent commitments           $ 185,895

               Rental expense for the Company's facilities amounted to approximately $121,035 for the year ended August 31, 1996.

               In September 1996, the Company entered into an agreement to lease office space in Atlanta, Georgia. The lease extends through June 1998. The aggregate minimum rental commitment for this period would be approximately $69,000.

               In February 1997, the Company signed a letter of intent to build out and rent new office space at a different location. The proposed lease would extend for seven years commencing in December 1997. The aggregate minimum rental commitment for this period would be approximately $1,146,000. A payment of $2,000 of the total required deposit of $25,000 has been made and serves as the second month's rent and security deposit.

8.Common Stock In January 1995, the Company's authorized shares of common stock were increased from 1,000 shares to 100,000 shares. An additional 15,050 shares of common stock were issued to selected employees of the Company.

9.Employment
Agreements     In July 1996, the Company entered into employment
               agreements with its chief financial officer and president which extend through December 31, 1997.
               The agreements shall be automatically renewed for successive one-year terms unless cancelled by either party at least 30 days prior to the current term's expiration. The agreements provide for an aggregate annual salary of $225,000 and a discretionary bonus not to exceed 33% of the employee's regular compensation for each quarter.
               If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term.

                                                      Synaptx Impulse, Inc.
                                            (f/k/a/ Maxwell Partners, Inc.)


                                              Notes to Financial Statements

               In July 1996, the Company also entered employment agreements with three of the Company's shareholders which extend through December 31, 1997. The terms are the same as the aforementioned agreements with an annual salary of $72,000 per shareholder. If the employee is terminated without cause during the initial term of their agreement, the Company is liable for nine months of regular compensation.

10.Acquisition On July 13, 1996, the Company signed a definitive agreement to exchange all the outstanding common stock of the Company for 690,000 shares of common stock of Synaptx Worldwide, Inc. The exchange of common stock was consummated on October 1, 1996.

               As of August 31, 1996, Synaptx Worldwide, Inc. had advanced $50,000 to the Company in the form of a noninterest-bearing advance.

Independent Auditors' Report



To the Board of Directors
Oraycom, Inc.
Carrollton, Texas

We have audited the accompanying balance sheet of Oraycom, Inc. as of May 31, 1997 and the related statements of operations, stockholder's equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oraycom, Inc. at May 31, 1997 and the results of its operations and cash flows for the nine months then ended, in conformity with generally accepted accounting principles.




                                                           BDO SEIDMAN, LLP



Chicago, Illinois
November 21, 1997

ORAYCOM, Inc.
Balance Sheet
As of May 31, 1997

ASSETS

Current assets:

       Cash                                   $        -
       Accounts receivable                       124,772
       Prepaid expenses and deposits               1,095
             Total current assets                125,867

Equipment                                         28,722
       Less accumulated depreciation             (10,564)
             Net  equipment                       18,158

Other assets                                       2,380

Total assets                                  $  146,405



LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

       Bank line of credit                    $   12,500
       Accounts payable                            5,682
       Accrued expenses and taxes                 27,876
       Short-term debt                               590
       Capital lease obligations, current          5,320
           Total current liabilities              51,967

Long-term portion of capital lease obligations     8,610

Total Liabilities                                 60,577

Commitments                                            -

Stockholder's equity
       Common stock; $.01 par value; 1,000,000 shares
       authorized, 70,000 issued and outstanding     700
       Additional paid-in capital                    300
       Retained earnings                          84,828
             Total stockholder's equity           85,828

Total liabilities and stockholder's equity     $ 146,405













See accompanying summary of accounting policies and notes to financial statements


  ORAYCOM, Inc.
  Statement of Operations
  For the Nine Months Ended May 31, 1997


  Commissions earned                      $      452,106

  Cost of services                               392,957

  Gross Profit                                    59,149

  Selling, general and administrative expenses    62,753

  Depreciation                                     3,858

  Loss from operations                            (7,462)

  Interest expense                                 1,830

  Net loss                                $       (9,292)
































 See accompanying summary of accounting policies and notes to financial statements



  ORAYCOM, Inc.
  Statement of Stockholder's Equity
  For the Nine Months Ended May 31, 1997

                                                 Additional
                                  Common Stock     Paid-in Retained
                               Shares    Par Value Capital Earnings    Total

  Balance, August 31, 1996      70,000   $   700   $ 300   $ 94,120   $ 95,120

Net loss for the period              -         -       -     (9,292)    (9,292)

Balance, May 31, 1997           70,000   $   700   $ 300   $ 84,828   $ 85,828








See accompanying summary of accounting policies and notes to financial statements

ORAYCOM, Inc.
Statement of Cash Flows
For the Nine Months Ended May 31, 1997


Cash flows from operating activities
   Net loss                                       $    (9,292)
   Adjustments to reconcile net loss to net cash
       used in operating activities:
   Depreciation                                         3,858
   Changes in assets and liabilities net of assets
       acquired:
            Increase in accounts receivable           (28,313)
            Increase in other current assets             (867)
            Increase in accounts payable                4,137
            Increase in accrued expenses and taxes     23,545
               Net cash used in operating activities   (6,932)

Cash flows from investing activities
            Additions to equipment                     (2,685)
               Net cash used in investing activities   (2,685)

Cash from financing activities
            Borrowings on bank line of credit          12,500
            Principal payments on long-term debt      (16,980)
               Cash used in financing activities       (4,480)

Net decrease in cash                                  (14,097)

Cash at beginning of year                              14,097

Cash at end of year                                $        -











See accompanying summary of accounting policies and notes to financial statements

ORAYCOM, Inc.

Summary of Accounting Policies


Nature of Operations

        ORAYCOM, Inc. (the "Company") is a sales representative firm based in Texas. The Company provides field sales and business development support for specified product lines and/or territories for clients under contract. Clients include telecommunications (both voice and data networking) and cable TV original equipment manufacturers, commonly referred to as OEM s, located primarily in the southwestern United States. These clients pay a negotiated commission on all sales associated with the contracted coverage.

Revenue Recognition

        Revenues consist of commissions earned on the sales of manufacturers goods to end use customers or distributors. Commissions are earned as a percentage of sales made and generally range from three percent up to twelve percent depending on the volume of goods being sold and the complexity of the product. Revenue is generally recognized when sales take place which precedes the actual collection of the commission by approximately sixty days. Therefore, approximately two months of estimated commissions earned but not collected is recorded as accounts receivable.

Equipment

        Equipment, consisting entirely of office equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets, ranging from thirty-six to sixty months, using the straight line method.

Income Taxes

        The Company, with the consent of its sole shareholder, elected to be taxed as an "S" corporation in compliance with elections under the Internal Revenue Code. In lieu of corporation income taxes, the shareholder of an "S" corporation is taxed on his proportionate share of the company's taxable income. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements nor are any deferred taxes provided for timing differences between income tax and financial reporting prior to May 31, 1997.

        Since the acquisition date, ORAYCOM s results are included with the Synaptx Worldwide, Inc. s results as reflected in a planned consolidated federal income tax return. (See Note 1).
Estimates

        The accompanying financial statements include estimated amounts and disclosures based on management's assumptions about future events. Actual results may differ from those estimates.

Financial Instruments

        Financial instruments which potentially subject the Company to concentrations of risk consist principally of accounts receivable. The carrying values reflected in the balance sheet reasonably approximate the fair values for accounts receivable, payable, and debt.

ORAYCOM, Inc.

Notes to Financial Statements


Note 1.  Acquisition

        On June 1, 1997 the sole shareholder of the Company consummated an exchange of all the outstanding common stock of the Company for 142,858 shares of common stock of Synaptx Worldwide, Inc. ( Synaptx ). The Company became a subsidiary of Synaptx.

        In conjunction with the acquisition, the Company entered into an employment agreement with its president for a three year term. The agreement shall be automatically renewed for successive one year terms unless canceled by either party at least thirty days prior to the then current term s expiration. The agreement calls for an annual salary of $120,000 plus a commission of 5% on all commission revenues generated within the Southwest U.S. territories that he manages.

Note 2.  Significant Customers

        A substantial portion of the Company's revenue is generated from relatively few customers. Three customers accounted for approximately 41%, 36% and 15% of revenues in the period ended May 31, 1997. It is anticipated that these percentages will decrease as the number of manufacturers represented grows. These customers represented approximately 23%, 44% and 33% respectively, of accounts receivable as of May 31, 1997. The customer representing 15% of revenues and 33% of receivables terminated its relationship with the Company effective May 31, 1997. The Company anticipates replacing this customer with a similar manufacturer s line.

Note 3.  Notes Payable

        Notes payable consist of a note to the former employer of the President and sole shareholder of the Company. This note was issued in exchange for furniture and equipment at the time of the Company s inception, September, 1994. The original amount of the note was $20,000 at 5% per annum for 36 months. Prior to the acquisition date a significant
        principal pre-payment was made.    The remaining balance of $590 was
        repaid subsequent to year end.

Note 4.  Line of Credit

        The Company has an unsecured revolving line-of-credit with a bank. The maximum amount available is $20,000. Borrowings under the line-of-credit, which is payable on demand, bear interest at the bank s internal rate (approximately 13.25% at May 31, 1997). As of May 31, 1997, the outstanding balance is $12,500.

Note 5.  Capital Leases

        The Company leases certain office furniture and equipment under capital leases. The total principal amount of these capital leases is $18,645. The leases require monthly installments of $662, which includes interest ranging from 14% to 26.75%. The leases which have either 36 or 60 month terms terminate between May, 1998 and June, 2002. The capital leases are secured by the underlying furniture and equipment.

        The following is a schedule of future minimum lease payments required under the leases together with their present value as of May 31, 1997:

                                                        Amount

              Year ending May 31, 1998                $  7,938

              Year ending May 31, 1999                   5,574

              Year ending May 31, 2000                   5,574

            Total minimum lease payments               $19,086

            Less amount representing interest            5,156

            Present value of minimum lease payments   $ 13,930

Note 6. Operating Lease Commitments

        The Company occupies office space under a lease expiring July 31, 2002. An amendment to the lease was entered into on July 8, 1997 for additional space. Rentals are subject to annual escalation charges based upon increases in operating expenses and real estate taxes.

        Additionally, the Company leases automobiles for use by its sales force. These leases dated between March 17, 1995 and May 1, 1997 vary in term from twenty-four to forty-eight months.

        As of May 31, 1997, the Company s future minimum lease payments under operating leases are as follows:
                                                        Amount

              Year ending May 31, 1998               $  64,184

              Year ending May 31, 1999                  55,004

              Year ending May 31, 2000                  42,524

              Year ending May 31, 2001                  31,266

              Year ending May 31, 2002                  25,987

            Total minimum operating lease commitments $218,965

Note 7.  Employee Benefit Plans

        The Company sponsors a SEP/IRA plan for all eligible employees. Participants may make contributions from their gross pay, limited to $9,500 of the employee s compensation, as defined. The Company does not provide a matching contribution.

        The Company has historically sponsored an incentive plan for all eligible employees contingent upon predetermined sales and earnings goals. As of May 31, 1997, employees had earned bonuses equal to 25% of annual pay, or a total of $34,687 for the first five months of calendar 1997, one half of which or $17,344 was paid. The remaining balance is included in accrued expenses and taxes.

Note 8. Supplemental Disclosures of Cash Flow Information

        Cash paid for interest was $ 1,830 for the nine months ended May 31, 1997.

            PART III


ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name
   2.1*     Merger Agreement and Plan of Reorganization.
   3.1(i)*  Articles of Incorporation and all amendments
              thereto ("P")
   3.2(ii)* By-Laws of Registrant ("P")
   4.1*     Specimen of Common Stock Certificate ("P")
  10.1*     Lease Agreement on Registrant s principal place of
              business ("P")
  10.2*     Purchase Agreement of Synaptx Access, Inc. f.k.a.
              North American Telco / Cable Representatives, Inc.
  10.3*     Purchase Agreement for Synaptx Impulse, Inc.,
              f.k.a. Maxwell Partners, Inc.
  10.4*     Purchase Agreement for ORAYCOM, Inc.
  10.5*     Employment Agreement for Ronald L. Weindruch
  10.6*     Employment Agreement for D. Mike Maxwell
  10.7      New Lease Agreement on Principal Place of Business
  21.1*     Subsidiaries
  27.       Financial Data Schedule
________________
  *         Previously filed

 2.         Description of Exhibits

    See Item I above.

                           SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   SYNAPTX WORLDWIDE, INC.
                                        (Registrant)


                              By:  /S/  Ronald L. Weindruch
                                        (Signature)
Date: December 31, 1997            RONALD L. WEINDRUCH
                                   President